                                               Filed pursuant to Rule 424(B)(5)
                                                         SEC File No. 333-57193

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Prospectus Supplement

February 1, 1999
(To prospectus dated July 1, 1998)

                               D.R. Horton, Inc.

                               $385,000,000

                         8% Senior Notes due 2009

-------------------------------------------------------------------------------

The Company:                        The Notes and the Offering:

 . We are a national homebuilder     . Maturity: February 1, 2009.
  that constructs and sells high-
  quality, single-family homes
  designed principally for first-
  time and move-up home buyers.

                                    . Interest Payment: Semi-annually
                                      in cash on February 1 and
                                      August 1, commencing August 1,
                                      1999.


 . D.R. Horton, Inc.
  1901 Ascension Blvd., Suite 100   . Guarantees: The notes will be
  Arlington, Texas 76006              guaranteed by our existing and
  (817) 856-8200                      future restricted subsidiaries.

  http://www.drhorton.com

                                    . Optional Redemption: The notes
                                      are redeemable at any time
                                      before February 1, 2002 with
                                      the net cash proceeds of one or
                                      more public equity offerings so
                                      long as at least $250.3 million
                                      principal amount of notes
                                      remains outstanding.

 . NYSE symbol: DHI

 . Proposed Trading Format: We
  have applied to list the notes
  on the New York Stock Exchange.

                                    . Change of Control: Upon a
                                      change of control we are
                                      required to make a mandatory
                                      repurchase offer for the notes.

                                    . Ranking: The notes are general
                                      unsecured obligations that are
                                      junior to our secured debt to
                                      the extent of their security
                                      and equal with our other
                                      unsecured unsubordinated debt.

                                    . Use of proceeds: Repayment of
                                      outstanding debt under our
                                      revolving credit facility and
                                      for general corporate purposes.

                                    . Closing: February 4, 1999.

-----------------------------------------------
                          Per Note    Total
-----------------------------------------------
Public offering price:     99.457% $382,909,450
Underwriting fees:          1.500% $  5,775,000
Proceeds to the Company:   97.957% $377,134,450
-----------------------------------------------

   This investment involves risk. See "Risk Factors" beginning on page S-7.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
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Donaldson, Lufkin & Jenrette                               Salomon Smith Barney

                          Joint Bookrunning Managers

                                BT Alex. Brown

                               TABLE OF CONTENTS

        Prospectus Supplement


                                      Page
Forward-Looking Statements..........     i
Prospectus Supplement Summary.......   S-1
Risk Factors........................   S-7
Ratio of Earnings to Fixed Charges..  S-11
Use of Proceeds.....................  S-11
Capitalization......................  S-12
Business............................  S-13
Description of Notes................  S-20
Underwriting........................  S-49
Legal Matters.......................  S-49

               Prospectus

                                  Page
Available Information...........    2
Incorporation of Certain
 Information by Reference.......    3
The Company.....................    4
Use of Proceeds.................    4
Ratio of Earnings to Fixed
 Charges........................    5
Description of Debt Securities..    6
Description of Capital Stock....    9
Plan of Distribution............   10
Legal Matters...................   11
Experts.........................   11

                           FORWARD-LOOKING STATEMENTS

   The statements contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results to differ materially from the results we discuss in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, our substantial leverage, changes in general economic and market conditions, changes in interest rates and the availability of mortgage financing, governmental regulations and environmental matters, changes in costs and availability of material, supplies and labor, general competitive conditions, the availability of capital and the ability to effect acquisitions successfully. See the section "Risk Factors."

                         PROSPECTUS SUPPLEMENT SUMMARY

   This is only a summary of the offering. To fully understand the investment you are contemplating, you must consider this prospectus supplement, the prospectus and the detailed information incorporated into them by reference, including the financial statements and their accompanying notes. Unless the context otherwise requires, the terms "D.R. Horton," the "Company," "we" and "our" refer to D.R. Horton, Inc., a Delaware corporation, and its predecessors and subsidiaries.

                                  The Company

   We are a national homebuilder. We construct and sell single-family homes in metropolitan areas of the Mid-Atlantic, Midwest, Southeast, Southwest and West regions of the United States. We offer high-quality homes, designed principally for first-time and move-up home buyers. Our homes generally range in size from 1,000 to 5,000 square feet and range in price from $80,000 to $600,000. For the year ended September 30, 1998, we closed 13,944 homes with an average sales price approximating $153,300.

   We are one of the largest and most geographically diversified homebuilders in the United States, with operating divisions in 24 states and 41 markets as of December 31, 1998. The markets we operate in include: Albuquerque, Atlanta, Austin, Baltimore, Birmingham, Charleston, Charlotte, Chicago, Cincinnati, Dallas/Fort Worth, Denver, Greensboro, Greenville, Hilton Head, Houston, Jacksonville, Kansas City, Killeen, Las Vegas, Los Angeles, Louisville, Minneapolis/St. Paul, Myrtle Beach, Nashville, New Jersey, Newport News, Orlando, Pensacola, Phoenix, Portland, Raleigh/Durham, Richmond, Sacramento, Salt Lake City, San Antonio, San Diego, St. Louis, South Florida, Tucson, Suburban Washington, D.C. and Wilmington.

   We build homes under the following names: D.R. Horton, Arappco, Cambridge, Continental, Dobson, Mareli, Milburn, Joe Miller, Regency, RMP, SGS, Torrey and Trimark.


                              Recent Developments

First Quarter Financial Results

   Our new sales orders for the first quarter ended December 31, 1998, increased 23% to 3,537 homes ($580.7 million) from 2,880 homes ($445.1 million) for the same period of 1997. Our backlog of homes under contract at December 31, 1998 increased 50% to 6,032 homes ($1,021.9 million) from 4,020 homes ($636.1 million) at December 31, 1997.

   Our homebuilding revenue for the quarter increased 56% to $652.8 million (3,846 homes closed), from $418.7 million (2,821 homes closed) for the same quarter of 1997. Our consolidated EBITDA for the quarter increased 75% to $76.4 million, compared to $43.5 million for the same quarter of 1997. Our consolidated net income for the quarter increased 78% to $32.7 million, or $.52 per share, compared to $18.3 million, or $.31 per share, for the same quarter of 1997.

   As of December 31, 1998, we had $1.8 billion of total assets, $1.2 billion of total liabilities (including the minority interest in a joint venture), and $641.1 million of stockholders' equity.

Recent Acquisition

   On January 28, 1999, we acquired the operating assets of Cambridge Properties, a partnership doing business as Cambridge Homes. In the transaction, we issued 2,555,911 shares of our common stock, valued at $55 million, and assumed debt of approximately $103 million, which was repaid with borrowings under our revolving credit facility. Cambridge builds and sells high-quality, single-family homes targeted for the first-time, move-up and retirement markets in the Chicago area. We believe that Cambridge is the largest single-family homebuilder in the Chicago area.

   For the year ended November 30, 1998, Cambridge closed 1,079 units, which generated revenues of approximately $215 million. At November 30, 1998, Cambridge had a backlog of homes under contract of approximately $100 million (495 homes).

   Cambridge is currently building homes in 18 communities in the Chicago area. Its homes generally range in size from 1,000 to 3,600 square feet and in price from $100,000 to $600,000, with an average selling price of $200,000 in 1998.

                                  The Offering

 Securities Offered...............  $385 million aggregate principal amount of
                                    8% Senior Notes due 2009.

 Maturity Date....................  February 1, 2009.

 Interest Payment Dates...........  Interest will accrue from the date of issuance and will be payable semi-annually
                                    on each February 1 and August 1, commencing
                                    August 1, 1999.

 Guarantees.......................  Each guarantor is our wholly owned subsidiary that is restricted by the
                                    indenture for these notes. However, not all
                                    of our wholly owned subsidiaries are
                                    guarantors of these notes. If we cannot
                                    make payments on the notes when they are
                                    due, the guarantor subsidiaries must make
                                    them instead.

 Optional Redemption..............  At any time before February 1, 2002, we may redeem these notes with the net cash
                                    proceeds of one or more public equity
                                    offerings by us, at a redemption price
                                    listed in the section "Description of
                                    Notes" under the heading "Redemption," so
                                    long as at least $250.3 million principal
                                    amount of notes remains outstanding.

 Change of Control................  Upon a change of control as described in the section "Description of Notes," you
                                    will have the right to require us to
                                    purchase some or all of your notes at 101%
                                    of the principal amount, plus accrued and
                                    unpaid interest to the date of purchase. We
                                    can give no assurance that upon such an
                                    event, we will have sufficient funds to
                                    purchase any of your notes.

 Ranking..........................  These notes are our general obligations and will not be secured by any collateral. Your
                                    right to payment under these notes will be:

                                    .  junior to the rights of our secured
                                       creditors to the extent of their
                                       security in our assets;

                                    . equal with the rights of creditors under our other unsecured unsubordinated debt, including our revolving credit facility;
                                       and

                                    .  senior to the rights of creditors under
                                       debt expressly subordinated to these
                                       notes.

                                    The guarantees of our existing and future restricted subsidiaries will also not be secured by any collateral. Your right to payment under any guarantee will be:

                                    .  junior to the rights of secured
                                       creditors to the extent of their
                                       security in the guarantors' assets;

                                    . equal with the rights of creditors under the guarantors' other unsecured unsubordinated debt; and


                                    .  senior to the rights of creditors under
                                       the guarantors' debt that is expressly
                                       subordinated to the guarantees.

                                    At December 31, 1998, assuming we had
                                    completed this offering and the acquisition of Cambridge on that date, D.R. Horton, Inc. and the guarantors would have had approximately $947.3 million of debt
                                    (including these notes) outstanding, of
                                    which $7.8 million would have been secured debt and none of which would have been subordinated to these notes.

 Certain Covenants................  We will issue the notes under an indenture.
                                    The indenture will, among other things,
                                    restrict our ability and the ability of our
                                    restricted subsidiaries to:

                                    .  borrow money;

                                    .  pay dividends on our common stock;

                                    .  repurchase our common stock;

                                    .  make investments in subsidiaries that
                                       are not restricted;

                                    .  use assets as security in other
                                       transactions;

                                    .  sell certain assets;

                                    .  merge with or into other companies; and

                                    . enter into certain transactions with our affiliates.

                                    For more details, see the section
                                    "Description of Notes" under the heading
                                    "Certain Covenants."

 Use of Proceeds..................  We will use the net proceeds from the offering to repay outstanding debt under
                                    our revolving credit facility and for
                                    general corporate purposes. For more
                                    details, see the section "Use of Proceeds."

         Summary Consolidated Financial Information and Operating Data

   The following summary consolidated financial information for the three years ended September 30, 1998, is derived from audited consolidated financial statements. On April 20, 1998, we consummated a merger with Continental Homes Holding Corp. which was treated as a pooling of interests for accounting purposes. Therefore, all financial amounts have been restated as if we had been combined throughout the periods presented.

                                           Year ended September 30,
                                    ----------------------------------------
                                       1996           1997           1998
                                    ----------  ----------------  ----------
Income Statement Data:                          ($ in thousands)
 Revenues:
  Homebuilding..................... $1,136,253  $      1,567,455  $2,155,049
  Financial services...............     11,481            10,967      21,892
 Gross profit......................    206,194           274,871     389,439
 Income from continuing operations
  before income taxes:
  Homebuilding.....................     85,045           105,584     152,003
  Financial services...............      4,769             2,966       7,096
 Net income........................     46,248            64,962      93,380
 Ratio of earnings to fixed
  charges(1).......................       3.15x             2.88x       3.13x
Selected Operating Data--
 Homebuilding:
 Gross profit margin...............       18.1%             17.5%       18.1%
 Number of homes closed............      7,651            10,038      13,944
 New sales orders, net (homes)(2)..      8,432            10,551      15,952
 New sales orders, net ($
  value)(2)........................  1,254,689         1,595,683   2,533,181
 Sales backlog at end of period
  (homes)(3).......................      3,274             3,961       6,341
 Sales backlog at end of period ($
  value)(3)........................    504,372           609,226   1,052,894
Other Financial Data:
 Depreciation and amortization.....      4,757             6,642       9,400
 Interest incurred(4)..............     39,042            51,169      70,436
 EBITDA(5):
  Homebuilding.....................    122,928           151,783     234,950(6)
  Consolidated.....................    129,482           155,413     244,651(6)
 Ratio of EBITDA to interest
  incurred:
  Homebuilding.....................       3.30x             3.01x       3.44x
  Consolidated.....................       3.32x             3.04x       3.47x
                                             As of September 30,
                                    ----------------------------------------
                                       1996           1997           1998
                                    ----------  ----------------  ----------
Balance sheet data:
 Inventories....................... $  690,163  $      1,024,268  $1,358,033
 Total assets......................    841,347         1,248,323   1,667,835
 Total debt:
  Homebuilding.....................    414,872           632,552     826,007
  Financial services...............      5,359            18,188      28,497
 Stockholders' equity..............    306,587           427,866     549,436

----------------
  (1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of the sum of income from continuing operations before income taxes, interest amortized to cost of sales, interest expense and the portion of rent expense deemed to represent interest. Fixed charges consist of interest incurred, whether expensed or capitalized, including amortization of debt issuance costs, if applicable, and the portion of rent expense deemed to represent interest.

  (2) Represents homes placed under contract during the period, net of cancellations. See the section "Business--Marketing and Sales."

  (3) Represents homes under contract but not yet closed at the end of the period. See the section "Business--Marketing and Sales."

  (4) Interest incurred consists of all interest costs, whether expensed or capitalized, including amortization of debt service costs, if applicable.

  (5) Earnings before interest, taxes, depreciation and amortization (EBITDA) consists of the sum of income from continuing operations before income taxes, interest amortized to cost of sales, interest expense, depreciation and amortization.

  (6) EBITDA for fiscal 1998 is computed before approximately $11,917 in one-time costs associated with the April, 1998 merger with Continental.

                                  RISK FACTORS

   Before purchasing these notes, you should consider all of the information set forth in this prospectus supplement, the accompanying prospectus, and the information incorporated by reference and, in particular, you should evaluate the risk factors set forth below.

Substantial Leverage -- Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations under these notes.

   We have a significant amount of debt. As of December 31, 1998, assuming we had completed the acquisition of Cambridge and the offering on that date, our consolidated debt would have been $1,002.8 million. This offering will not reduce our debt. The amount of our debt could have important consequences to you. For example, it could:

    . limit our ability to obtain future financing for working capital, capital expenditures, acquisitions, debt service requirements or other requirements;

    . require us to dedicate a substantial portion of our cash flow from operations to the payment on our debt and reduce our ability to use our cash flow for other purposes;

    . limit our flexibility in planning for, or reacting to, the changes in our business;

    . place us at a competitive disadvantage because we have more debt than some of our competitors; and

    . make us more vulnerable in the event of a downturn in our business or in general economic conditions.

   Our ability to meet our debt service and other obligations will depend upon our future performance. We are engaged in businesses that are substantially affected by changes in economic cycles. Our revenues and earnings vary with the level of general economic activity in the markets we serve. Our businesses are also affected by financial, political, business and other factors, many of which are beyond our control. The factors that affect our ability to generate cash can also affect our ability to raise additional funds for these purposes through the sale of equity securities, the refinancing of debt, or the sale of assets. Changes in prevailing interest rates may affect our ability to meet our debt service obligations, because borrowings under our revolving credit facility bear interest at floating rates. We have attempted to reduce this risk by entering into "interest rate swap" agreements for a portion of our outstanding borrowings.

   Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our revolving credit facilities will be adequate to meet our future liquidity needs for the long term. We cannot assure you, however, that in the future our business will generate sufficient cash flow from operations or that borrowings will be available to us under our revolving credit facility in an amount sufficient to enable us to pay our indebtedness, including these notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt, including these notes, on or before maturity. We cannot assure you that we will be able to refinance any of our debt, including our revolving credit facility and these notes, on commercially reasonable terms or at all.

   The indentures governing these notes and our other outstanding public debt and our revolving credit facility impose restrictions on our operations and activities. The most significant restrictions relate to debt incurrence, sales of assets and cash distributions by us and require us to comply with certain financial covenants. If we fail to comply with any of these restrictions or covenants, the trustees or the banks, as appropriate, could cause our debt to become due and payable prior to maturity.

General Economic, Real Estate and Other Conditions -- Future changes in business conditions could adversely affect our business, including our ability to build homes at prices our customers are willing or able to pay.

   The homebuilding industry is cyclical and is significantly affected by changes in general and local economic conditions, such as:

    .  employment levels;

    .  availability of financing for home buyers;

    .  interest rates;

    .  consumer confidence; and

    .  housing demand.

   An oversupply of alternatives to new homes, such as rental properties and used homes, could depress prices and reduce margins for the sale of new homes.

   Weather conditions and natural disasters such as hurricanes, tornadoes, earthquakes, floods and fires, can harm the homebuilding business. The climates and geology of many of the states in which we operate, including California, Florida, Georgia, North Carolina, South Carolina and Texas, present increased risks of natural disaster.

   Inventory risk can be substantial for homebuilders. The risks inherent in purchasing and developing land increase as consumer demand for housing decreases. Thus, we may have bought and developed land that we cannot build and sell homes on. As a result of our recent acquisitions, we are developing more land than we were in recent years. The market value of undeveloped land, building lots and housing inventories can fluctuate significantly as a result of changing market conditions.

   In addition, inventory carrying costs can be significant and can result in losses in a poorly performing project or market. In the event of significant changes in economic or market conditions, we may have to sell homes at a loss.

   In our business, we must continuously seek and make acquisitions of land for expansion into new markets and for replacement and expansion of land inventory within our current markets. Although we employ various measures designed to manage inventory risks, we can give no assurance that such measures will be successful.

   The homebuilding industry has from time to time experienced significant difficulties, including:

    .  shortages of qualified trades people;

    .  reliance on local contractors, who may be inadequately capitalized;

    .  shortages of materials; and

    . volatile increases in the cost of certain materials (particularly increases in the price of lumber, framing and cement, which are significant components of home construction costs).

   These difficulties could cause us to take longer and pay more costs to build our homes. We may not be able to recapture increased costs by raising prices in many cases because we fixed our prices up to six months in advance of delivery by signing home sales contracts. In addition, some home buyers may cancel or not honor their home sales contracts altogether.

Interest Rates; Mortgage Financing -- Future increases in interest rates could prevent potential customers from buying our homes and adversely affect our business.

   Virtually all our customers finance their acquisitions through lenders providing mortgage financing. Increases in interest rates or decreases in availability of mortage financing could depress the market for new homes because of the increased monthly mortgage costs to potential home buyers. Even if potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their homes to potential buyers who need financing. This could adversely affect our results of operations.

   In addition, we believe that the availability of FHA and VA mortgage financing is an important factor in marketing many of our homes. Any limitations or restrictions on the availability of such financing could adversely affect our sales.

Governmental Regulation and Environmental Matters -- Governmental regulations could increase the cost and availability of our development and homebuilding projects and adversely affect our business.

   We are subject to extensive and complex regulations that affect the development and homebuilding process, including zoning, density and building standards. These regulations often provide broad discretion to the administering governmental authorities. This can delay or increase the cost of development or homebuilding.

   We also are subject to a variety of local, state and federal laws and regulations concerning protection of health and the environment. These environmental laws may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict development and homebuilding activity in certain environmentally sensitive regions or areas.

Competition -- Homebuilding is very competitive, and competitive conditions could adversely affect our results of operations.

   The homebuilding industry is highly competitive and fragmented. Homebuilders compete not only for home buyers, but also for desirable properties, financing, raw materials and skilled labor. We compete with other local, regional and national homebuilders, often within larger subdivisions designed, planned and developed by such homebuilders. The competitive conditions in the homebuilding industry could result in:

    .  difficulty in acquiring suitable land at acceptable prices;

    .  increased selling incentives;

    .  lower sales; or

    .  delays in construction.

Any of these problems could adversely affect results of operations.

Future Capital Requirements -- Our future growth requires additional capital whose availability is not assured.

   Our operations require significant amounts of cash, and we will be required to seek additional capital, whether from sales of equity or borrowing more money, for the future growth and development of our business. We can give no assurance as to the terms or availability of such additional capital. Moreover, the indentures for our outstanding debt contain provisions that may restrict the debt we may incur in the future. If we are not successful in obtaining sufficient capital, it could reduce our sales and may adversely affect our future growth and results of operations.

No Assurance of Successful Acquisitions -- We cannot assure you that our future acquisitions will be successful.

   From July 1993 through the present, we have acquired many homebuilding companies. In the future, we intend to acquire additional companies. Subsequent to the acquisitions, some of the previous owners of the acquired companies have continued to manage their operations as our subsidiaries or divisions. We can give no assurance that we will continue to be able to successfully integrate the operations of our future acquisitions and realize the earnings enhancements that may be available. In addition, we can give no assurance that we will be able to implement successfully our operating and growth strategies in each of our markets. Finally, we can give no assurance that the pace of our acquisitions will not adversely affect our efforts to integrate acquisitions and manage the acquired companies profitability.

Exercise of Change of Control Rights -- We may not have the ability to raise funds necessary to finance any change of control offer required by the indenture.

   If a change of control occurs as described in the section "Description of Notes" under the heading "Certain Covenants," we would be required to offer to purchase your notes at 101% of their principal amount, together with all accrued and unpaid interest, if any. If a purchase offer obligation arises under the indenture governing your notes, a change of control will have also occurred under one or more of the other indentures governing our debt. If a purchase offer were required under the indentures for our debt, we can give no assurance that we would have sufficient funds to pay the purchase price for all debt that we are required to repurchase or repay. After giving effect to this offering, we would not have sufficient funds available to purchase all of such outstanding debt.

Fraudulent Conveyance Issues -- Federal and state laws allow courts, under specific circumstances, to void guarantees and to require you to return payments received from guarantors.

   Although you will be direct creditors of the guarantors by virtue of the guarantees, existing or future creditors of any guarantor could avoid or subordinate such guarantor's guarantee under the fraudulent conveyance laws if they were successful in establishing that:

    .  such guarantee was incurred with fraudulent intent; or

    . such guarantor did not receive fair consideration or reasonably equivalent value for issuing its guarantee and

            1) was insolvent at the time of the guarantee;

            2) was rendered insolvent by reason of the guarantee;

            3) was engaged in a business or transaction for which its assets constituted unreasonably small capital to carry on its business; or

            4) intended to incur, or believed that it would incur, debt beyond its ability to pay such debt as it matured.

   The measures of insolvency for purposes of determining whether a fraudulent conveyance occurred would vary depending upon the laws of the relevant jurisdiction and upon the valuation assumptions and methodology applied by the court. Generally, however, a company would be considered insolvent for purposes of the foregoing if:

    . the sum of the company's debts, including contingent, unliquidated and unmatured liabilities, is greater than all of such company's property at a fair valuation, or

    . if the present fair saleable value of the company's assets is less than the amount that will be required to pay the probable liability on its existing debts as they become absolute and matured.

Lack of Public Market for the Notes -- We cannot assure you that an active trading market will develop for these notes.

   These notes are a new issue of securities. There is no active public trading market for these notes. We have applied for listing of these notes (and the guarantees by our subsidiaries) on the New York Stock Exchange; however, we can give no assurance that the notes and guarantees will be so listed. The underwriters have advised us that, if these notes are not listed on a securities exchange, they currently intend to make a market in these notes, but the underwriters are not obligated to do so and may discontinue any such market-making at any time. As a consequence, we cannot assure you that an active trading market will develop for your notes, that you will be able to sell your notes, or that, even if you can sell your notes, that you will be able to sell them at an acceptable price.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth our ratio of earnings to fixed charges for the five years ended September 30, 1998:

                                                      Year ended September 30,
                                                    ----------------------------
                                                    1994 1995 1996 1997 1998
                                                    ---- ---- ---- ---- ----
Ratio(1)........................................... 3.01 2.50 3.15 2.88 3.13

----------------
  (1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of the sum of income from continuing operations before income taxes, interest amortized to cost of sales, interest expense and the portion of rent expense deemed to represent interest. Fixed charges consist of interest incurred, whether expensed or capitalized, including amortization of debt issuance costs, if applicable, and the portion of rent expense deemed to represent interest.

                                USE OF PROCEEDS

   The net proceeds to us from the sale of these notes in this offering are estimated to be approximately $376.9 million. We intend to use the proceeds from the offering for repayment of outstanding debt under our revolving credit facility and general corporate purposes. Amounts repaid under our revolving credit facility will remain available for future borrowing. Borrowings under our revolving credit facility have been used for our homebuilding operations, acquisitions, working capital and other general corporate purposes. See footnote 3 to "Capitalization." Borrowings under our revolving credit facility bear interest at an effective rate of 90-day LIBOR plus 0.95%.

                                 CAPITALIZATION

   The following table sets forth our capitalization at December 31, 1998, pro forma to reflect the acquisition of Cambridge and as adjusted to reflect the sale of these notes and the application of the estimated net proceeds of the offering.

                                                As of December 31, 1998
                                           -----------------------------------
                                                                     Adjusted
                                             Actual   Pro Forma(1) Pro Forma(2)
                                           ---------- -----------  -----------
                                                    ($ in thousands)
Homebuilding debt:
 Notes payable under revolving credit
  facility(3)............................. $  535,000 $  638,384   $  261,500
 Notes payable--other.....................     17,866     17,866       17,866
 8 3/8% senior notes due 2004, net........    147,853    147,853      147,853
 10% senior notes due 2006, net...........    147,187    147,187      147,187
 8% senior notes due 2009, net ...........         --         --      382,909
                                           ---------- ----------   ----------
 Total homebuilding debt..................    847,906    951,290      957,315
Notes payable under mortgage warehouse
 facility.................................     45,435     45,435       45,435
                                           ---------- ----------   ----------
 Total debt...............................    893,341    996,725    1,002,750
                                           ---------- ----------   ----------
Stockholders' equity:
 Preferred stock, $.10 par value;
  30,000,000 shares authorized, no shares
  issued..................................         --         --           --
 Common stock, $.01 par value; 200,000,000
  shares authorized, 61,484,982 actual
  shares, 64,040,893 pro forma and
  adjusted pro forma shares, issued and
  outstanding.............................        615        641          641
 Additional capital.......................    361,708    416,682      416,682
 Retained earnings........................    278,758    278,758      278,758
                                           ---------- ----------   ----------
 Total stockholders' equity...............    641,081    696,081      696,081
                                           ---------- ----------   ----------
  Total capitalization.................... $1,534,422 $1,692,806   $1,698,831
                                           ========== ==========   ==========

----------------

  (1) Pro forma to reflect the acquisition of Cambridge for total consideration of approximately $158 million consisting of approximately $55 million of common stock (approximately 2.6 million shares) and the assumption of approximately $103 million of debt, which we repaid with borrowings under our revolving credit facility.

  (2) Adjusted pro forma to reflect the sale of $385 million of these notes, the application of the estimated net proceeds to repay debt under our revolving credit facility and the acquisition of Cambridge. See "Use of Proceeds."
  (3) We have an $825 million unsecured revolving credit facility with 12 financial institutions. The revolving credit facility matures in April 2002, and includes $50 million reserved for use as standby letters of credit. The revolving credit facility and our senior note indentures contain covenants which, taken together, limit investments in inventory, stock repurchases, cash dividends and other restricted payments, incurrence of indebtedness, asset dispositions and creation of liens, and require certain levels of tangible net worth.

                                    BUSINESS

   As we noted in the summary, we are a national homebuilder. As such, we construct and sell high-quality single-family homes, principally for first-time and move-up home buyers. Although we have historically positioned ourselves as a custom builder, we have recently acquired three volume homebuilding companies (Continental, Torrey and Cambridge) which will enable us to compete across a broader product offering.

Operating Strategy

   We believe that the following operating strategies have enabled us to achieve consistent growth and profitability:

 Geographic Diversification

   From 1978 to late 1987, excluding Continental Homes locations, our homebuilding activities were conducted in the Dallas/Fort Worth area. We then instituted a policy of diversifying geographically, entering the following markets, both through startup operations and acquisitions, in the years shown:

            Year Entered Markets
            ------------ -------
            1987         Phoenix
            1988         Atlanta, Orlando
            1989         Charlotte
            1990         Houston
            1991         Suburban Washington, D.C.
            1992         Chicago, Cincinnati, Raleigh/Durham, South
                         Florida
            1993         Austin, Los Angeles, Salt Lake City, San
                         Diego
            1994         Minneapolis/St. Paul, Kansas City, Las
                         Vegas, San Antonio
            1995         Birmingham, Denver, Greensboro, St. Louis
            1996         Albuquerque, Pensacola
            1997         Greenville, Nashville, New Jersey, Tucson
            1998         Baltimore, Charleston, Hilton Head,
                         Jacksonville, Killeen, Louisville, Myrtle
                         Beach, Newport News, Portland, Richmond,
                         Sacramento, Wilmington

   We continually monitor the sales and margins achieved in each of the subdivisions in which we operate as part of our evaluation of the use of our capital. While we believe there are significant growth opportunities in our existing markets, we also intend to continue our policy of diversification by seeking to enter new markets. We believe our diversification strategy mitigates the effects of local and regional economic cycles and enhances our growth potential. Typically, we will not invest material amounts in real estate, including raw land, developed lots, models and speculative homes, or overhead in start-up operations in new markets, until such markets demonstrate significant growth potential and acceptance of our products.

 Acquisitions

   As an integral component of our operational strategy of continued expansion, we continually evaluate opportunities for strategic acquisitions. We believe that expanding our operations through the acquisition of existing homebuilding companies affords us several benefits not found in start-up operations. Such benefits include:

    .  Established land positions and inventories;

    . Existing relationships with land owners; developers, subcontractors and suppliers;

   . Brand name recognition; and

   . Proven product acceptance by home buyers in the market.

   In evaluating potential acquisition candidates, we seek homebuilding companies that have an excellent reputation, a track record of profitability and a strong management team with an entrepreneurial orientation. We limit the risks associated with acquiring a going concern by conducting extensive operational, financial and legal due diligence on each acquisition and by only acquiring homebuilding companies that we believe will have an immediate positive impact on our earnings. During the last five fiscal years, we have made 14 acquisitions. We will continue to evaluate potential future acquisition opportunities that satisfy our acquisition criteria in both existing and new markets.

 Decentralized Operations

   We decentralize our homebuilding activities to give more operating flexibility to our local division managers. We have 54 separate operating divisions, some of which are in the same market area. Generally, each operating division consists of a vice president, an office manager and staff, a sales manager and a construction manager. We believe that division managers, who are intimately familiar with local conditions, make better decisions regarding local operations. Our division managers receive performance bonuses based upon achieving targeted operating levels in their operating divisions.

 Operating Division Responsibilities

   Each operating division is responsible for:

   . Site selection which involves

   -- A feasibility study;

   -- Soil and environmental reviews;

   -- Review of existing zoning and other governmental requirements; and

   -- Review of the need for and extent of offsite work required to meet local building codes.

   . Negotiating lot option or similar contracts;

   . Overseeing land development;

   . Planning its homebuilding schedule;

   . Selecting building plans and architectural schemes;

   . Obtaining all necessary building approvals; and

   . Developing a marketing plan.

 Corporate Office Controls

   The corporate office controls key risk elements through centralized:

   . Financing;

   . Cash management;

   . Risk management;

   . Accounting and management reporting;

   . Payment of subcontractor invoices;

   . Administration of payroll and employee benefits;

   . Final approval of land and lot acquisitions;

   . Capital allocation; and

   . Oversight of inventory levels.

 Cost Management

   We control our overhead costs by centralizing administrative and accounting functions and by limiting the number of field administrative personnel and middle level management positions. We also minimize advertising costs by participating in promotional activities, publications and newsletters sponsored by local real estate brokers, mortgage companies, utility companies and trade associations.

   We control construction costs through the efficient design of our homes and by obtaining favorable pricing from certain subcontractors and national vendors based on the high volume of services they perform for us. We also control construction costs by monitoring expenses on each house through our purchase order system. We control capital and overhead costs by monitoring our inventory levels through our management information systems.

Markets

   Homebuilding activities are conducted in five geographic regions, consisting of:

       Geographic Region Markets
       ----------------- -------
       Mid-Atlantic      Baltimore, Charleston, Charlotte, Greensboro,
                         Greenville, Hilton Head, Myrtle Beach, New Jersey,
                         Newport News, Raleigh/Durham, Richmond, Suburban
                         Washington, D.C., Wilmington
       Midwest           Chicago, Cincinnati, Kansas City, Louisville,
                         Minneapolis/St. Paul, St. Louis
       Southeast         Atlanta, Birmingham, Jacksonville, Nashville, Orlando,
                         Pensacola, South Florida
       Southwest         Albuquerque, Austin, Dallas/Fort Worth, Houston,
                         Killeen, Phoenix, San Antonio, Tucson
       West              Denver, Las Vegas, Los Angeles, Portland, Sacramento,
                         Salt Lake City, San Diego

   When entering new markets or conducting operations in existing markets, among the things we consider are:

      . Regional economic conditions;

      . Job growth;

      . Land availability;

      . Local land development process;

      . Consumer tastes;

      . Competition; and

      . Secondary home sales activity.

   Our homebuilding revenues by geographic region are:

                                                       Year Ended September 30,
                                                      --------------------------
                                                        1996     1997     1998
                                                      -------- -------- --------
                                                            (in millions)
       Mid-Atlantic.................................. $  116.4 $  180.5 $  372.2
       Midwest.......................................     88.5     95.9    130.4
       Southeast.....................................    115.2    246.4    384.5
       Southwest.....................................    624.4    694.3    789.6
       West..........................................    191.8    350.4    478.3
                                                      -------- -------- --------
         Total....................................... $1,136.3 $1,567.5 $2,155.0
                                                      ======== ======== ========

Land Policies

   Typically, we acquire land and enter into lot option contracts to acquire developed building lots only after necessary "entitlements" have been obtained, i.e., when we have the right to begin development or construction. Before we acquire lots or tracts of land, we will, among other things, complete a feasibility study, which includes soil tests, independent environmental studies and other engineering work, and determine that all necessary zoning and other governmental entitlements required to develop and use the property for home construction have been acquired. At September 30, 1998, about 60% of our total lot position of 52,054 lots was being or had been developed by us. Although we purchase and develop land primarily to support our own homebuilding activities, occasionally we sell lots and land to other developers and homebuilders.

   We also use lot option contracts, where we purchase the right, but not the obligation, to buy building lots at predetermined prices on a takedown schedule commensurate with anticipated home closings. Lot option contracts generally are on a nonrecourse basis, thereby limiting our financial exposure to earnest money deposits given to property sellers. This enables us to control significant lot positions with minimal up front capital and substantially reduces the risks associated with land ownership and development. A summary of our land/lot position at September 30, 1998 is:

       Finished lots we own..............................................  5,735
       Lots under development we own..................................... 25,620
                                                                          ------
       Total lots owned.................................................. 31,355
       Lots available under lot option and similar contracts............. 20,699
                                                                          ------
       Total land/lot position........................................... 52,054
                                                                          ======

   We limit our exposure to real estate inventory risks by:

    . Generally commencing construction of homes under contract only after receipt of a satisfactory down payment and, where applicable, the buyer's receipt of mortgage approval;

    . Limiting the number of speculative homes (homes started without an executed sales contract) built in each subdivision;

    . Closely monitoring local market and demographic trends, housing preferences and related economic developments, such as new job opportunities, local growth initiatives and personal income trends;

    .  Utilizing lot option contracts, where possible; and

    . Limiting the size of acquired land parcels to smaller tracts of land.

Construction

   Our home designs are prepared by architects in each of our markets to appeal to local tastes and preferences of the community. We also offer optional interior and exterior features to enhance the basic home design and to promote our sales efforts.

   Substantially all of our construction work is performed by subcontractors. Our construction supervisors monitor the construction of each home, participate in material design and building decisions, coordinate the activities of subcontractors and suppliers, subject the work of subcontractors to quality and cost controls and monitor compliance with zoning and building codes. Subcontractors typically are retained for a specific subdivision pursuant to a contract that obligates the subcontractor to complete construction at a fixed price. Agreements with our subcontractors and suppliers generally are negotiated for each subdivision. We compete with other homebuilders for qualified subcontractors, raw materials and lots in the markets where we operate.

   Construction time for our homes depends on the weather, availability of labor, materials and supplies, size of the home, and other factors. We typically complete the construction of a home within four months.

   We do not maintain significant inventories of construction materials, except for work in process materials for homes under construction. Typically, the construction materials used in our operations are readily available from numerous sources. We have contracts exceeding one year with certain suppliers of our building materials that are cancelable at our option with a 30 day notice. In recent years, we have not experienced any significant delays in construction due to shortages of materials or labor.

Marketing and Sales

   We market and sell our homes through commissioned employees and independent real estate brokers. We typically conduct home sales from sales offices located in furnished model homes in each subdivision. At September 30, 1998, we owned 532 model homes, which we generally do not offer for sale until the completion of a subdivision. Our sales personnel assist prospective home buyers by providing them with floor plans, price information, tours of model homes and the selection of options and other custom features. We train and inform our sales personnel as to the availability of financing, construction schedules, and marketing and advertising plans.

   In addition to using model homes, we typically build a limited number of speculative homes in each subdivision to enhance our marketing and sales activities. Construction of these speculative homes also is necessary to satisfy the requirement of relocated personnel and independent brokers, who often represent home buyers requiring a completed home within 60 days. We sell a majority of these speculative homes while under construction or immediately following completion. The number of speculative homes is influenced by local market factors, such as new employment opportunities, significant job relocations, growing housing demand and the length of time we have built in the market. Depending upon the seasonality of each market, we attempt to limit our speculative homes in each subdivision. At September 30, 1998, we operated in 540 subdivisions and averaged five speculative homes, in various stages of construction, in each subdivision.

   We advertise on a limited basis in newspapers and in real estate broker, mortgage company and utility publications, brochures, newsletters and billboards. To minimize advertising costs, we attempt to operate in subdivisions in conspicuous locations that permit us to take advantage of local traffic patterns. We also believe that model homes play a significant role in our marketing efforts. Consequently, we expend significant effort in creating an attractive atmosphere in our model homes.

   Our sales contracts require a down payment of at least $500. The contracts include a financing contingency which permits customers to cancel if they cannot obtain mortgage financing at prevailing interest rates within a specified period, typically four to six weeks, and may include other contingencies, such as the sale of an existing home. We include a home sale in our sales backlog when the sales contract is signed and we have received the initial down payment. We do not recognize revenue upon the sale of a home until it is closed and title passes to the home buyer. The average period between the signing of a sales contract for a home and closing is approximately three to five months.

Customer Service and Quality Control

   Our operating divisions are responsible for pre-closing, quality control inspections and responding to customers' post-closing needs. We believe that prompt and courteous response to home buyers' needs during and after construction reduces post-closing repair costs, enhances our reputation for quality and service, and ultimately leads to significant repeat and referral business from the real estate community and home buyers. We provide our home buyers with a limited one-year warranty on workmanship and building materials. The subcontractors who perform most of the actual construction also provide warranties of workmanship to us and are generally prepared to respond to us and the homeowner promptly upon request. In most cases, we supplement our one-year warranty by purchasing a ten-year limited warranty from a third party. To cover our potential warranty obligations, we accrue an estimated amount for future warranty costs.

Customer Financing

   We provide mortgage financing services principally to purchasers of homes we build and sell. CH Mortgage, a wholly-owned subsidiary, provides mortgage banking services in Arizona, Colorado, Kentucky, Nevada, North and South Carolina, Minnesota, Texas and Florida. D.R. Horton Mortgage Company, Ltd., a joint venture formed in 1998 with a third party, presently provides services in California. On a combined basis, related mortgage banking entities provided mortgage financing services for about 42% of the homes closed during the year ended September 30, 1998. We anticipate expanding these mortgage activities to other markets we serve.

   In other markets where we currently do not provide mortgage financing, we work with a variety of mortgage lenders that make available to home buyers a range of conventional mortgage financing programs. By making information about these programs available to prospective home buyers and maintaining a relationship with such mortgage lenders, we are able to coordinate and expedite the entire sales transaction by ensuring that mortgage commitments are received and that closings take place on a timely and efficient basis.

Title Services

   Through our wholly-owned subsidiaries, DRH Title Company of Texas, Ltd., DRH Title Company of Florida, Inc., DRH Title Company of Minnesota, Inc. and Travis County Title Company, we serve as a title insurance agent by providing title insurance policies and closing services to purchasers of homes we build and sell in the Dallas/Fort Worth, Austin, Orlando, Miami, Minneapolis and San Antonio markets. We assume no underwriting risk associated with these title policies.

Employees

   At September 30, 1998, we employed 2,465 persons, of whom 629 were sales and marketing personnel, 757 were executive, administrative and clerical personnel, 844 were involved in construction, and 235 worked in mortgage and title operations. Fewer than 25 of our employees are covered by collective bargaining agreements. Some of the subcontractors which we use are represented by labor unions or are subject to collective bargaining agreements. We believe that our relations with our employees and subcontractors are good.

Competition

   The single family residential housing industry is highly competitive and we compete in each of our markets with numerous other national, regional and local homebuilders, often with larger subdivisions designed, planned and developed by such homebuilders. Our homes compete on the basis of quality, price, design, mortgage financing terms and location. See "Risk Factors--Competition."

Governmental Regulation and Environmental Matters

   The housing, mortgage and title insurance industries are subject to extensive and complex regulations. We and our subcontractors must comply with various federal, state and local laws and regulations, including zoning, density and development requirements, building, environmental, advertising and consumer credit rules and regulations, as well as other rules and regulations in connection with our development, homebuilding and sales activities. These include requirements affecting the development process, as well as building materials to be used, building designs and minimum elevation of properties. Our homes are inspected by local authorities where required, and homes eligible for insurance or guarantees provided by the FHA and VA are subject to inspection by them. These regulations often provide broad discretion to the administering governmental authorities. This can delay or increase the cost of development or homebuilding.

   We also are subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning protection of health and the environment. The particular environmental laws for each site vary greatly according to location, environmental condition and the present and former uses of the site and adjoining properties. These environmental laws may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict development and homebuilding activity in certain environmentally sensitive regions or areas.

   Our internal mortgage activities and title insurance agencies must also comply with various federal and state laws, consumer credit rules and regulations and other rules and regulations unique to such activities. Additionally, mortgage loans and title activities originated under the FHA, VA, FNMA and GNMA are subject to rules and regulations imposed by those agencies.

                              DESCRIPTION OF NOTES

   The following description of the particular terms of the Notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms of the Debt Securities set forth under the heading "Descriptions of Debt Securities" in the accompanying Prospectus, to which description reference is hereby made. The Notes will be issued under an Indenture dated as of June 9, 1997, among the Company, the Guarantors and American Stock Transfer and Trust Company, as trustee (the "Trustee"), as supplemented (the "Indenture"). The following is a summary of the material terms and provisions of the Notes. The terms of the Notes include those set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), as in effect on the date of the Indenture. The Notes are subject to all such terms, and prospective purchasers of the Notes are referred to the Indenture and the Trust Indenture Act for a statement of such terms. As used in this "Description of Notes," the term "Company" refers to D.R. Horton, Inc. and not any of its Subsidiaries.

   Definitions of certain terms are set forth under "Certain Definitions" and throughout this description. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture, and those definitions are incorporated herein by reference.

General

   The Notes will bear interest from the date the Notes are first issued under the Indenture at the rate per annum shown on the cover page of this prospectus supplement, payable semi-annually on February 1 and August 1 of each year, commencing August 1, 1999, to Holders of record at the close of business on January 15 or July 15, as the case may be, immediately preceding each such interest payment date. The Notes will mature on February 1, 2009, and will be issued in denominations of $1,000 and integral multiples thereof.

   The Notes will be limited to an aggregate principal amount of $400.0 million, of which $385.0 million will be issued in the Offering. Additional Notes of up to $15.0 million aggregate amount may be issued in one or more series from time to time subject to the limitations set forth under "Certain Covenants -- Limitations on Indebtedness." The Notes will be guaranteed by each of the Guarantors pursuant to the guarantees (the "Guarantees") described below.

   The Notes will be general unsecured obligations of the Company and rank senior in right of payment to all future Indebtedness of the Company that is, by its terms, expressly subordinated in right of payment to the Notes and pari passu in right of payment with all existing and future unsecured Indebtedness of the Company that is not so subordinated. The Guarantees will be general unsecured obligations of the Guarantors and will rank senior in right of payment to all future Indebtedness of the Guarantors that is, by its terms, expressly subordinated in right of payment to the Guarantees and will rank pari passu in right of payment with all existing and future unsecured Indebtedness of the Guarantors that is not so subordinated.

   Secured creditors of the Company and the Guarantors will have a claim on the assets which secure the obligations of the Company and the Guarantors to such creditors prior to claims of holders of the Notes against those assets. At December 31, 1998, as adjusted to give effect to the transactions described under "Use of Proceeds," and the acquisition of Cambridge, the Company and the Guarantors would have had approximately $947.3 million (including the Notes) of Indebtedness outstanding, of which $7.8 million would have been secured Indebtedness and none of which would have been subordinated to the Notes.

Redemption

   Except as set forth in the following sentence, the Notes will not be redeemable. The Company may redeem Notes, at any time prior to February 1, 2002, with the net cash proceeds of one or more Public Equity Offerings by the Company, at a redemption price equal to 108.0% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of redemption; provided, however, that after each such redemption not less than $250.3 million principal amount of Notes (excluding any Notes held by the Company or any of its Affiliates) remains outstanding. Notice of any such redemption must be given within 60 days after the date of the closing of the relevant Public Equity Offering.

   Selection of the Notes or portions thereof for redemption pursuant to the foregoing shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of The Depository Trust Company), unless such method is otherwise prohibited. Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed at the registered address of such Holder. On and after the redemption date, interest ceases to accrue on the Notes or portions thereof called for redemption.

   There will be no sinking fund for the Notes.

The Guarantees

   Each of the Guarantors will (so long as it remains a Restricted Subsidiary) unconditionally guarantee on a joint and several basis all of the Company's obligations under the Notes, including its obligations to pay principal, premium, if any, and interest with respect to the Notes. The Guarantees will be general unsecured obligations of the Guarantors and will rank pari passu with all existing and future unsecured Indebtedness of the Guarantors that is not, by its terms, expressly subordinated in right of payment to the Guarantees. The obligations of each Guarantor are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in an amount pro rata, based on the net assets of each Guarantor, determined in accordance with GAAP. Except as provided in "Certain Covenants" below, the Company is not restricted from selling or otherwise disposing of any of the Guarantors.

   The Indenture will require that each existing and future Restricted Subsidiary be a Guarantor. The Company will be permitted to cause any Unrestricted Subsidiary to be a Guarantor.

   The Indenture will provide that if all or substantially all of the assets of any Guarantor or all of the Capital Stock of any Guarantor is sold (including by consolidation, merger, issuance or otherwise) or disposed of (including by liquidation, dissolution or otherwise) by the Company or any of its Subsidiaries, or, unless the Company elects otherwise, if any Guarantor is designated an Unrestricted Subsidiary in accordance with the terms of the Indenture, then such Guarantor (in the event of a sale or other disposition of all of the Capital Stock of such Guarantor or a designation as an Unrestricted Subsidiary) or the Person acquiring such assets (in the event of a sale or other disposition of all or substantially all of the assets of such Guarantor) shall be deemed automatically and unconditionally released and discharged from any of its obligations under the Indenture without any further action on the part of the Trustee or any Holder of the Notes.

   An Unrestricted Subsidiary that is a Guarantor shall be deemed automatically and unconditionally released and discharged from all obligations under its Guarantee upon notice from the Company to the Trustee to such effect, without any further action required on the part of the Trustee or any Holder.

   A sale of assets or Capital Stock of a Guarantor may constitute an Asset Disposition subject to the "Limitations on Disposition of Assets" covenant.

Certain Covenants

   The following is a summary of certain covenants that will be contained in the Indenture. Such covenants will be applicable (unless waived or amended as permitted by the Indenture) so long as any of the Notes are outstanding or until the Notes are defeased pursuant to provisions described under "Defeasance of Indenture."

   Repurchase of Notes upon Change of Control. In the event that there shall occur a Change of Control, each Holder of Notes shall have the right, at such Holder's option, to require the Company to purchase all or any part of such Holder's Notes on a date (the "Repurchase Date") that is no later than 90 days after notice of the Change of Control, at 101% of the principal amount thereof plus accrued and unpaid interest to the Repurchase Date.

   On or before the thirtieth day after any Change of Control, the Company is obligated to mail, or cause to be mailed, to all Holders of record of Notes a notice regarding the Change of Control and the repurchase right. The notice shall state the Repurchase Date, the date by which the repurchase right must be exercised, the price for the Notes and the procedure which the Holder must follow to exercise such right. Substantially simultaneously with mailing of the notice, the Company shall cause a copy of such notice to be published in a newspaper of general circulation in the Borough of Manhattan, The City of New York. To exercise such right, the Holder of such Note must deliver at least ten days prior to the Repurchase Date written notice to the Company (or an agent designated by the Company for such purpose) of the Holder's exercise of such right, together with the Note with respect to which the right is being exercised, duly endorsed for transfer; provided, however, that if mandated by applicable law, a Holder may be permitted to deliver such written notice nearer to the Repurchase Date than may be specified by the Company.

   The Company will comply with applicable law, including Section 14(e) of the Exchange Act and Rule 14e-1 thereunder, if applicable, if the Company is required to give a notice of right of repurchase as a result of a Change of Control.

   With respect to any disposition of assets, the phrase "all or substantially all" as used in the Indenture (including as set forth under "Limitations on Mergers, Consolidations and Sales of Assets" below) varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which governs the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company, and therefore it may be unclear as to whether a Change of Control has occurred and whether the Holders have the right to require the Company to repurchase Notes.

   None of the provisions relating to a repurchase upon a Change of Control is waivable by the Board of Directors of the Company. The Company could, in the future, enter into certain transactions, including certain recapitalizations of the Company, that would not result in a Change of Control, but would increase the amount of Indebtedness outstanding at such time.

   The Indenture will require the payment of money for Notes or portions thereof validly tendered to and accepted for payment by the Company pursuant to a Change of Control offer. In the event that a Change of Control has occurred under the Indenture, a change of control will also have occurred under the indenture governing the Company's 8 3/8% Senior Notes due 2004 and may have also occurred under the indenture governing the Company's 10% Senior Notes due 2006. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the purchase price for all Notes and amounts due under other Indebtedness that the Company may be required to repurchase or repay. After giving effect to this Offering and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds," the Company would not have sufficient funds available to purchase all of the outstanding Notes pursuant to a Change of Control offer. In the event that the Company were required to purchase outstanding Notes pursuant to a Change of Control offer, the Company expects that it would need to seek third-party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

   Failure by the Company to purchase the Notes when required upon a Change of Control will result in an Event of Default with respect to the Notes.

   These provisions could have the effect of deterring hostile or friendly acquisitions of the Company where the Person attempting the acquisition views itself as unable to finance the purchase of the principal amount of Notes which may be tendered to the Company upon the occurrence of a Change of Control.

   Limitations on Indebtedness. The Indenture will provide that, until the Notes are rated Investment Grade by both Rating Agencies (after which time the following covenant will no longer be in effect), the Company will not, and will not cause or permit any Restricted Subsidiary, directly or indirectly, to, create, incur, assume, become liable for or guarantee the payment of (collectively, an "incurrence") any Indebtedness (including Acquired Indebtedness) unless, after giving effect thereto and the application of the proceeds therefrom, the Consolidated Fixed Charge Coverage Ratio on the date thereof would be at least 2.0 to 1.0.

   Notwithstanding the foregoing, the provisions of the Indenture will not prevent the incurrence of:

     (1) Permitted Indebtedness,

     (2) Refinancing Indebtedness,

     (3) Non-Recourse Indebtedness,

     (4) any Guarantee of Indebtedness of the Company represented by the Notes and

     (5) any guarantee of Indebtedness incurred under Credit Facilities in compliance with the Indenture.

   For purposes of determining compliance with this covenant, in the event that an item of Indebtedness may be incurred through the first paragraph of this covenant or by meeting the criteria of one or more of the types of Indebtedness described in the second paragraph of this covenant (or the definitions of the terms used therein), the Company, in its sole discretion,

     (1) may classify such item of Indebtedness under and comply with either of such paragraphs (or any of such definitions), as applicable,

     (2) may classify and divide such item of Indebtedness into more than one of such paragraphs (or definitions), as applicable, and

     (3) may elect to comply with such paragraphs (or definitions), as applicable, in any order.

   The Company will not, and will not cause or permit any Guarantor to, directly or indirectly, in any event incur any Indebtedness that purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated to any other Indebtedness of the Company or of such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinated to the Notes or the Guarantee of such Guarantor, as the case may be, to the same extent and in the same manner as such Indebtedness is subordinated to such other Indebtedness of the Company or such Guarantor, as the case may be.

   Limitations on Restricted Payments. The Indenture will provide that, until the Notes are rated Investment Grade by both Rating Agencies (after which time the following covenant will no longer be in effect), the Company will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly, make any Restricted Payment unless:

     (1) no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such Restricted Payment;

     (2) immediately after giving effect to such Restricted Payment, the Company could incur at least $1.00 of Indebtedness pursuant to the first paragraph of the "Limitations on Indebtedness" covenant; and

     (3) immediately after giving effect to such Restricted Payment, the aggregate amount of all Restricted Payments (including the Fair Market Value of any non-cash Restricted Payment) declared or made after the Issue Date does not exceed the sum of:

       (a) 50% of the Consolidated Net Income of the Company on a cumulative basis during the period (taken as one accounting period) from and including February 1, 1999 and ending on the last day of the Company's fiscal quarter immediately preceding the date of such Restricted Payment (or in the event such Consolidated Net Income shall be a deficit, minus 100% of such deficit), plus

       (b) 100% of the aggregate net cash proceeds of and the fair market value of Property received by the Company from (1) any capital contribution to the Company after June 9, 1997 or any issue or sale after June 9, 1997 of Qualified Stock (other than to any Subsidiary of the Company) and (2) the issue or sale after June 9, 1997 of any Indebtedness or other securities of the Company convertible into or exercisable for Qualified Stock of the Company that have been so converted or exercised, as the case may be, plus

       (c) $86.0 million, which is equal to the aggregate principal amount of the Company's 6 7/8% Convertible Subordinated Notes due 2002 that were converted into the Company's Common Equity prior to the Issue Date, plus

       (d) in the case of the disposition or repayment of any Investment constituting a Restricted Payment made after June 9, 1997, an amount (to the extent not included in the calculation of the Consolidated Net Income referred to in (a)) equal to the lesser of (x) the return of capital with respect to such Investment (including by dividend, distribution or sale of Capital Stock) and (y) the amount of such Investment that was treated as a Restricted Payment, in either case, less the cost of the disposition or repayment of such Investment (to the extent not included in the calculation of the Consolidated Net Income referred to in (a)), plus

       (e) with respect to any Unrestricted Subsidiary that is redesignated as a Restricted Subsidiary after June 9, 1997 in accordance with the definition of Unrestricted Subsidiary (so long as the designation of such Subsidiary as an Unrestricted Subsidiary was treated as a Restricted Payment made after June 9, 1997 and only to the extent not included in the calculation of the Consolidated Net Income referred to in (a)), an amount equal to the lesser of (x) the proportionate interest of the Company or a Restricted Subsidiary in an amount equal to the excess of (I) the total assets of such Subsidiary, valued on an aggregate basis at the lesser of book value and Fair Market Value thereof, over (II) the total liabilities of such Subsidiary, determined in accordance with GAAP, and (y) the Designation Amount at the time of such Subsidiary's designation as an Unrestricted Subsidiary, plus

       (f) $25 million, minus

       (g) the aggregate amount of all Restricted Payments (other than Restricted Payments referred to in clause (C) of the immediately succeeding paragraph) made after June 9, 1997 through the Issue Date.

   The foregoing clauses (2) and (3) will not prohibit:

       (A) the payment of any dividend within 60 days of its declaration if such dividend could have been made on the date of its declaration without violation of the provisions of the Indenture;

       (B) the repurchase, redemption or retirement of any shares of Capital Stock of the Company in exchange for, or out of the net proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, other shares of Qualified Stock; and

       (C) the purchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock, of the Company or any Subsidiary held by officers or employees or former officers or employees of the Company or any Subsidiary (or their estates or beneficiaries under their estates) not to exceed $20 million in the aggregate since the Issue Date;

provided, however, that each Restricted Payment described in clauses (A) and
(B) of this sentence shall be taken into account for purposes of computing the aggregate amount of all Restricted Payments pursuant to clause (3) of the immediately preceding paragraph.

   For purposes of determining the aggregate and permitted amounts of Restricted Payments made, the amount of any guarantee of any Investment in any Person that was initially treated as a Restricted Payment and which was subsequently terminated or expired, net of any amounts paid by the Company or any Restricted Subsidiary in respect of such guarantee, shall be deducted.

   In determining the "fair market value of Property" for purposes of clause
(3) of the first paragraph of this covenant, Property other than cash, Cash Equivalents and Marketable Securities shall be deemed to be equal in value to the "equity value" of the Capital Stock or other securities issued in exchange therefor. The "equity value" of such Capital Stock or other securities shall be equal to (i) the number of shares of Common Equity issued in the transaction (or issuable upon conversion or exercise of the Capital Stock or other securities issued in the transaction) multiplied by the closing sale price of the Common Equity on its principal market on the date of the transaction (less, in the case of Capital Stock or other securities which require the payment of consideration at the time of conversion or exercise, the aggregate consideration payable thereupon) or (ii) if the Common Equity is not then traded on the New York Stock Exchange, American Stock Exchange or Nasdaq National Market, or if the Capital Stock or other securities issued in the transaction do not consist of Common Equity (or Capital Stock or other securities convertible into or exercisable for Common Equity), the value of such Capital Stock or other securities as determined by a nationally recognized investment banking firm retained by the Board of Directors of the Company.

   Limitations on Transactions with Affiliates. The Indenture will provide that, until the Notes are rated Investment Grade by both Rating Agencies (after which time the following covenant will no longer be in effect), the Company will not, and will not cause or permit any Restricted Subsidiary to, make any loan, advance, guarantee or capital contribution to, or for the benefit of, or sell, lease, transfer or otherwise dispose of any property or assets to, or for the benefit of, or purchase or lease any property or assets from, or enter into or amend any contract, agreement or understanding with, or for the benefit of, any Affiliate of the Company or any Affiliate of any of the Company's Subsidiaries or any holder of 10% or more of the Common Equity of the Company (including any Affiliates of such holders), in a single transaction or series of related transactions (each, an "Affiliate Transaction"), except for any Affiliate Transaction the terms of which are at least as favorable as the terms which could be obtained by the Company or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's length basis with Persons who are not such a holder, an Affiliate of such a holder or an Affiliate of the Company or any of the Company's Subsidiaries.

   In addition, the Company will not, and will not cause or permit any Restricted Subsidiary to, enter into an Affiliate Transaction unless:

     (1) with respect to any such Affiliate Transaction involving or having a value of more than $5 million, the Company shall have (x) obtained the approval of a majority of the Board of Directors of the Company and (y) either obtained the approval of a majority of the Company's disinterested directors or obtained an opinion of a qualified independent financial advisor to the effect that such Affiliate Transaction is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view and

     (2) with respect to any such Affiliate Transaction involving or having a value of more than $25 million, the Company shall have (x) obtained the approval of a majority of the Board of Directors of the Company and (y) delivered to the Trustee an opinion of a qualified independent financial advisor to the effect that such Affiliate Transaction is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view.

   The Indenture will also provide that notwithstanding the foregoing, an Affiliate Transaction will not include:

     (1) any contract, agreement or understanding with, or for the benefit of, or plan for the benefit of, employees of the Company or its Subsidiaries generally (in their capacities as such) that has been approved by the Board of Directors of the Company,

     (2) Capital Stock issuances to directors, officers and employees of the Company or its Subsidiaries pursuant to plans approved by the stockholders of the Company,

     (3) any Restricted Payment otherwise permitted under the "Limitations on Restricted Payments" covenant,

     (4) any transaction between or among the Company and one or more Restricted Subsidiaries or between or among Restricted Subsidiaries (provided, however, no such transaction shall involve any other Affiliate of the Company (other than an Unrestricted Subsidiary to the extent the applicable amount constitutes a Restricted Payment permitted by the Indenture)) and

     (5) any transaction between one or more Restricted Subsidiaries and one or more Unrestricted Subsidiaries where all of the payments to, or other benefits conferred upon, such Unrestricted Subsidiaries are substantially contemporaneously dividended, or otherwise distributed or transferred without charge, to the Company or a Restricted Subsidiary.

   Limitations on Dispositions of Assets. The Indenture will provide that, until the Notes are rated Investment Grade by both Rating Agencies (after which time the following covenant will no longer be in effect), the Company will not, and will not cause or permit any Restricted Subsidiary to, make any Asset Disposition unless:

     (x) the Company (or such Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Disposition at least equal to the Fair Market Value thereof, and

     (y) not less than 70% of the consideration received by the Company (or such Restricted Subsidiary, as the case may be) is in the form of cash, Cash Equivalents and Marketable Securities.

   The amount of any Indebtedness (other than any Indebtedness subordinated to the Notes) of the Company or any Restricted Subsidiary that is actually assumed by the transferee in such Asset Disposition shall be deemed to be consideration required by clause (y) above for purposes of determining the percentage of such consideration received by the Company or the Restricted Subsidiaries.

   The Net Cash Proceeds of an Asset Disposition shall, within one year, at the Company's election, (a) be used by the Company or a Restricted Subsidiary in the business of the construction and sale of homes conducted by the Company and the Restricted Subsidiaries or any other business of the Company or a Restricted Subsidiary existing at the time of such Asset Disposition or (b) to the extent not so used, be applied to make a Net Cash Proceeds Offer for the Notes and, if the Company or a Restricted Subsidiary elects or is required to do so, repay, purchase or redeem any other unsubordinated Indebtedness (on a pro rata basis if the amount available for such repayment, purchase or redemption is less than the aggregate amount of (i) the principal amount of the Notes tendered in such Net Cash Proceeds Offer and (ii) the lesser of the principal amount, or accreted value, of such other unsubordinated Indebtedness, plus, in each case accrued interest to the date of repayment, purchase or redemption) at 100% of the principal amount or accreted value thereof, as the case may be, plus accrued interest to the date of repurchase or repayment.

   Notwithstanding the foregoing, (A) the Company will not be required to apply such Net Cash Proceeds to the repurchase of Notes in accordance with clause (b) of the preceding sentence except to the extent that such Net Cash Proceeds, together with the aggregate Net Cash Proceeds of prior Asset Dispositions (other than those so used) which have not been applied in accordance with this provision and as to which no prior Net Cash Proceeds Offer shall have been made, exceed 5% of Consolidated Tangible Assets and (B) in connection with any Asset Disposition, the Company and the Restricted Subsidiaries will not be required to comply with the requirements of clause (y) of the first sentence of the first paragraph of this covenant to the extent that the aggregate non-cash consideration received in connection with such Asset Disposition, together with the sum of all non-cash consideration received in connection with all prior Asset Dispositions that has not yet been converted into cash, does not exceed 5% of Consolidated Tangible Assets; provided, however, that when any non-cash consideration is converted into cash, such cash shall constitute Net Cash Proceeds and be subject to the preceding sentence.

   Limitations on Liens. The Indenture will provide that the Company will not, and will not cause or permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Liens, other than Permitted Liens, on any of its Property, or on any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, unless contemporaneously therewith or prior thereto all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligation or liability so secured until such time as such obligation or liability is no longer secured by a Lien.

   Limitations on Restrictions Affecting Restricted Subsidiaries. The Indenture will provide that the Company will not, and will not cause or permit any Restricted Subsidiary to, create, assume or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction (other than encumbrances or restrictions imposed by law or by judicial or regulatory action or by provisions of leases and other agreements that restrict the assignability thereof) on the ability of any Restricted Subsidiary to

     (1) pay dividends or make any other distributions on its Capital Stock or any other interest or participation in, or measured by, its profits, owned by the Company or any other Restricted Subsidiary, or pay interest on or principal of any Indebtedness owed to the Company or any other Restricted Subsidiary,

     (2) make loans or advances to the Company or any other Restricted Subsidiary, or

     (3) transfer any of its properties or assets to the Company or any other Restricted Subsidiary,

except for:

       (a) encumbrances or restrictions existing under or by reason of applicable law,

       (b) covenants or restrictions contained in Indebtedness in effect on the date of the Indenture as such covenants or restrictions are in effect on such date,

       (c) any restrictions or encumbrances arising under Acquired Indebtedness; provided, that such encumbrance or restriction applies only to either the assets that were subject to the restriction or encumbrance at the time of the acquisition or the obligor on such Indebtedness and its Subsidiaries,

       (d) any restrictions or encumbrances arising in connection with Refinancing Indebtedness; provided, however, that any restrictions and encumbrances of the type described in this clause (d) that arise under such Refinancing Indebtedness shall not be materially more restrictive than those under the agreement creating or evidencing the Indebtedness being refunded, refinanced, replaced or extended,

       (e) any Permitted Lien, or any other agreement restricting the sale or other disposition of property, securing Indebtedness permitted by the Indenture if such Permitted Lien or agreement does not expressly restrict the ability of a Subsidiary of the Company to pay dividends or make or repay loans or advances prior to default thereunder,

       (f) reasonable and customary borrowing base covenants set forth in agreements evidencing Indebtedness otherwise permitted by the Indenture,

       (g) customary provisions restricting subletting or assignment of any lease governing a leasehold interest of the Company or any Restricted Subsidiary, and

       (h) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition.

   Limitations on Mergers, Consolidations and Sales of Assets. The Indenture will provide that neither the Company nor any Guarantor will consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets (including, without limitation, by way of liquidation or dissolution), or assign any of its obligations under the Notes, the Guarantees or the Indenture (as an entirety or substantially in one transaction or in a series of related transactions), to any Person (in each case other than in a transaction in which the Company or a Restricted Subsidiary is the survivor of a consolidation or merger, or the transferee in a sale, lease, conveyance or other disposition) unless:

     (1) the Person formed by or surviving such consolidation or merger (if other than the Company or the Guarantor, as the case may be), or to which such sale, lease, conveyance or other disposition or assignment will be made (collectively, the "Successor"), is a corporation or other legal entity organized and existing under the laws of the United States or any state thereof or the District of Columbia, and the Successor assumes by supplemental indenture in a form reasonably satisfactory to the Trustee all of the obligations of the Company or the Guarantor, as the case may be, under the Notes or a Guarantee, as the case may be, and the Indenture,

     (2) immediately after giving effect to such transaction, no Default or Event of Default has occurred and is continuing,

     (3) immediately after giving effect to such transaction and the use of any net proceeds therefrom, on a pro forma basis, the Consolidated Net Worth of the Company or the Successor (in the case of a transaction involving the Company), as the case may be, would be at least equal to the Consolidated Net Worth of the Company immediately prior to such transaction (exclusive of any adjustments to Consolidated Net Worth attributable to transaction costs) less any amount treated as a Restricted Payment in connection with such transaction in accordance with the Indenture and

     (4) unless prior to such transaction the Notes are rated Investment Grade by both Rating Agencies (after which this clause (4) shall not apply), immediately after giving effect to such transaction, the Company could incur at least $1.00 of Indebtedness pursuant to the first paragraph of the "Limitation on Indebtedness" covenant.

   The foregoing provisions shall not apply to:

       (a) a transaction involving the sale or disposition of Capital Stock of a Guarantor, or the consolidation or merger of a Guarantor, or the sale, lease, conveyance or other disposition of all or substantially all of the assets of a Guarantor, that in any such case results in such Guarantor being released from its Guarantee as provided under "The Guarantees" above, or

       (b) a transaction the purpose of which is to change the state of incorporation of the Company or any Guarantor.

   Reports to Holders of Notes. The Company shall file with the Commission the annual reports and the information, documents and other reports required to be filed pursuant to Section 13 or 15(d) of the Exchange Act. The Company shall file with the Trustee and mail to each Holder of record of Notes such reports, information and documents within 15 days after it files them with the Commission. In the event that the Company is no longer subject to these periodic requirements of the Exchange Act, it will nonetheless continue to file reports with the Commission and the Trustee and mail such reports to each Holder of Notes as if it were subject to such reporting requirements. Regardless of whether the Company is required to furnish such reports to its stockholders pursuant to the Exchange Act, the Company will cause its consolidated financial statements and a "Management's Discussion and Analysis of Results of Operations and Financial Condition" written report, similar to those that would have been required to appear in annual or quarterly reports, to be delivered to Holders of Notes.

Events of Default

   The following are Events of Default under the Indenture:

     (1) the failure by the Company to pay interest on any Note when the same becomes due and payable and the continuance of any such failure for a period of 30 days;

     (2) the failure by the Company to pay the principal or premium of any Note when the same becomes due and payable at maturity, upon acceleration or otherwise;

     (3) the failure by the Company or any Restricted Subsidiary to comply with any of its agreements or covenants in, or provisions of, the Notes, the Guarantees or the Indenture and such failure continues for the period and after the notice specified below (except in the case of a default under covenants described under "Certain Covenants -- Repurchase of Notes upon Change of Control" and "Limitations on Mergers, Consolidations and Sales of Assets," which will constitute Events of Default with notice but without passage of time);

     (4) the acceleration of any Indebtedness (other than Non-Recourse Indebtedness) of the Company or any Restricted Subsidiary that has an outstanding principal amount of $25 million or more, individually or in the aggregate, and such acceleration does not cease to exist, or such Indebtedness is not satisfied, in either case within 30 days after such acceleration;

     (5) the failure by the Company or any Restricted Subsidiary to make any principal or interest payment in an amount of $25 million or more, individually or in the aggregate, in respect of Indebtedness (other than Non-Recourse Indebtedness) of the Company or any Restricted Subsidiary within 30 days of such principal or interest becoming due and payable (after giving effect to any applicable grace period set forth in the documents governing such Indebtedness);

     (6) a final judgment or judgments that exceed $25 million or more, individually or in the aggregate, for the payment of money having been entered by a court or courts of competent jurisdiction against the Company or any of its Restricted Subsidiaries and such judgment or judgments is not satisfied, stayed, annulled or rescinded within 60 days of being entered;

     (7) the Company or any Restricted Subsidiary that is a Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

       (A) commences a voluntary case,

       (B) consents to the entry of an order for relief against it in an involuntary case,

       (C) consents to the appointment of a Custodian of it or for all or substantially all of its property, or

       (D) makes a general assignment for the benefit of its creditors;

     (8) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

       (A) is for relief against the Company or any Restricted Subsidiary that is a Significant Subsidiary as debtor in an involuntary case,

       (B) appoints a Custodian of the Company or any Restricted Subsidiary that is a Significant Subsidiary or a Custodian for all or substantially all of the property of the Company or any Restricted Subsidiary that is a Significant Subsidiary, or

       (C) orders the liquidation of the Company or any Restricted Subsidiary that is a Significant Subsidiary,

   and the order or decree remains unstayed and in effect for 60 days; or

     (9) any Guarantee of a Guarantor which is a Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of such Guarantee and the Indenture) or is declared null and void and unenforceable or found to be invalid or any Guarantor denies its liability under its Guarantee (other than by reason of release of a Guarantor from its Guarantee in accordance with the terms of the Indenture and the Guarantee).

   A Default as described in subclause (3) above will not be deemed an Event of Default until the Trustee notifies the Company, or the Holders of at least 25 percent in principal amount of the then outstanding Notes notify the Company and the Trustee, of the Default and (except in the case of a default with respect to covenants described under "Certain Covenants -- Repurchase of Notes upon Change of Control" and

"Limitations on Mergers, Consolidations and Sales of Assets") the Company does not cure the Default within 60 days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default." If such a Default is cured within such time period, it ceases.

   If an Event of Default (other than an Event of Default with respect to the Company resulting from subclauses (7) or (8) above), shall have occurred and be continuing under the Indenture, the Trustee by notice to the Company, or the Holders of at least 25 percent in principal amount of the Notes then outstanding by notice to the Company and the Trustee, may declare all Notes to be due and payable immediately. Upon such declaration of acceleration, the amounts due and payable on the Notes will be due and payable immediately. If an Event of Default with respect to the Company specified in subclauses (7) or (8) above occurs, such an amount will ipso facto become and be immediately due and payable without any declaration, notice or other act on the part of the Trustee and the Company or any Holder.

   The Holders of a majority in principal amount of the Notes then outstanding by written notice to the Trustee and the Company may waive any Default or Event of Default (other than any Default or Event of Default in payment of principal or interest) on the Notes under the Indenture. Holders of a majority in principal amount of the then outstanding Notes may rescind an acceleration and its consequence (except an acceleration due to nonpayment of principal or interest on the Notes) if the rescission would not conflict with any judgment or decree and if all existing Events of Default (other than the non-payment of accelerated principal) have been cured or waived.

   The Holders may not enforce the provisions of the Indenture, the Notes or the Guarantees except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the Notes then outstanding may direct the Trustee in its exercise of any trust or power, provided, however, that such direction does not conflict with the terms of the Indenture. The Trustee may withhold from the Holders notice of any continuing Default or Event of Default (except any Default or Event of Default in payment of principal or interest on the Notes or that resulted from the failure to comply with the covenant entitled "Repurchase of Notes upon Change of Control") if the Trustee determines that withholding such notice is in the Holders' interest.

   The Company is required to deliver to the Trustee an annual statement regarding compliance with the Indenture, and include in such statement, if any Officer of the Company is aware of any Default or Event of Default, a statement specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto. In addition, the Company is required to deliver to the Trustee prompt written notice of the occurrence of any Default or Event of Default.

Defeasance of Indenture

   The Indenture will permit the Company and the Guarantors to terminate all of their respective obligations under the Indenture, other than the obligation to pay interest on and the principal of the Notes and certain other obligations, at any time by

     (1) depositing in trust with the Trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal of and interest on the Notes to their maturity, and

     (2) complying with certain other conditions, including delivery to the Trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of such right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

   In addition, the Indenture will permit the Company and the Guarantors to terminate all of their respective obligations under the Indenture (including the obligations to pay interest on and the principal of the Notes and certain other obligations), at any time by

     (1) depositing in trust with the Trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal of and interest on the Notes to their maturity, and

     (2) complying with certain other conditions, including delivery to the Trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of such right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise, which opinion of counsel is based upon a change in the applicable federal tax law since the date of the Indenture.

Transfer and Exchange

   A Holder will be able to transfer or exchange Notes only in accordance with the provisions of the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture.

Amendment, Supplement and Waiver

   Subject to certain exceptions, the Indenture, the Notes or the Guarantees may be amended or supplemented with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of at least a majority in principal amount of the Notes then outstanding, and any existing Default under, or compliance with any provision of the Indenture may be waived (other than any continuing Default or Event of Default in the payment of interest on or the principal of the Notes) with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of a majority in principal amount of the Notes then outstanding. Without the consent of any Holder, the Company and the Trustee may amend or supplement the Indenture, the Notes or the Guarantees to cure any ambiguity, defect or inconsistency; to comply with the "Limitations on Mergers, Consolidations and Sales of Assets" covenant set forth in the Indenture; to provide for uncertificated Notes in addition to or in place of certificated Notes; to make any change that does not adversely affect the legal rights of any Holder; or to delete a Guarantor which, in accordance with the terms of the Indenture, ceases to be liable on its Guarantee.

   Without the consent of each Holder affected, the Company and the Trustee may not:

     (1) reduce the amount of Notes whose Holders must consent to an amendment, supplement or waiver,

     (2) reduce the rate of or change the time for payment of interest, including default interest, on any Note,

     (3) reduce the principal of or change the fixed maturity of any Note or alter the provisions (including related definitions) with respect to redemptions described under "Optional Redemption" or with respect to mandatory offers to repurchase Notes described under "Limitations on Dispositions of Assets" or "Repurchase of Notes upon Change of Control,"

     (4) make any Note payable in money other than that stated in the Note,

     (5) make any change in the "Waiver of Past Defaults and Compliance with Indenture Provisions," "Rights of Holders to Receive Payment" or the "With Consent of Holders" sections set forth in the Indenture,

     (6) modify the ranking or priority of the Notes or any Guarantee,

     (7) release any Guarantor from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the Indenture, or

     (8) waive a continuing Default or Event of Default in the payment of principal of or interest on the Notes.

   The right of any Holder to participate in any consent required or sought pursuant to any provision of the Indenture (and the obligation of the Company to obtain any such consent otherwise required from such Holder) may be subject to the requirement that such Holder shall have been the Holder of record of any Notes with respect to which such consent is required or sought as of a date identified by the Trustee in a notice furnished to Holders in accordance with the terms of the Indenture.

Concerning the Trustee

   The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Indenture), it must eliminate such conflict or resign. In the ordinary course of its business, the Trustee provides, and may continue to provide, service to the Company as transfer agent for the common stock and as trustee for other debt securities of the Company.

   The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to the Trustee.

Governing Law

   The Indenture, the Notes and the Guarantees will be governed by the laws of the State of New York without giving effect to principles of conflict of laws.

Certain Definitions

   Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all terms used in the Indenture.

   "Acquired Indebtedness" means (1) with respect to any Person that becomes a Restricted Subsidiary (or is merged into the Company or any Restricted Subsidiary) after the Issue Date, Indebtedness of such Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary (or is merged into the Company or any Restricted Subsidiary) that was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary (or being merged into the Company or any Restricted Subsidiary) and (2) with respect to the Company or any Restricted Subsidiary, any Indebtedness expressly assumed by the Company or any Restricted Subsidiary in connection with the acquisition of any assets from another Person (other than the Company or any Restricted Subsidiary), which Indebtedness was not incurred by such other Person in connection with or in contemplation of such acquisition. Indebtedness incurred in connection with or in contemplation of any transaction described in clause (1) or (2) of the preceding sentence shall be deemed to have been incurred by the Company or a Restricted Subsidiary, as the case may be, at the time such Person becomes a Restricted Subsidiary (or is merged into the Company or any Restricted Subsidiary) in the case of clause (1) or at the time of the acquisition of such assets in the case of clause (2), but shall not be deemed Acquired Indebtedness.

   "Affiliate" means, when used with reference to a specified Person, any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Person specified.

   "Asset Acquisition" means (1) an Investment by the Company or any Restricted Subsidiary in any other Person if, as a result of such Investment, such Person shall become a Restricted Subsidiary or shall be consolidated or merged with or into the Company or any Restricted Subsidiary or (2) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person, which constitute all or substantially all of the assets or of an operating unit or line of business of such Person or which is otherwise outside the ordinary course of business.

   "Asset Disposition" means any sale, transfer, conveyance, lease or other disposition (including, without limitation, by way of merger, consolidation or sale and leaseback or sale of shares of Capital Stock in any Subsidiary) (each, a "transaction") by the Company or any Restricted Subsidiary to any Person of any Property having a fair market value in any transaction or series of related transactions of at least $10 million. The term "Asset Disposition" shall not include:

     (1) a transaction between the Company and any Restricted Subsidiary or a transaction between Restricted Subsidiaries,

     (2) a transaction in the ordinary course of business, including, without limitation, sales (directly or indirectly), dedications and other donations to governmental authorities, leases and sales and leasebacks of (A) homes, improved land and unimproved land and (B) real estate (including related amenities and improvements),

     (3) a transaction involving the sale of Capital Stock of, or the disposition of assets in, an Unrestricted Subsidiary,

     (4) any exchange or swap of assets of the Company or any Restricted Subsidiary for assets that (x) are to be used by the Company or any Restricted Subsidiary in the ordinary course of its Real Estate Business and (y) have a Fair Market Value not less than the Fair Market Value of the assets exchanged or swapped,

     (5) any sale, transfer, conveyance, lease or other disposition of assets and properties of the Company that is governed by the provisions relating to "Limitations on Mergers, Consolidation and Sales of Assets," or

     (6) dispositions of mortgage loans and related assets and mortgage-backed securities in the ordinary course of a mortgage lending business.

   "Attributable Debt" means, with respect to any Capitalized Lease Obligations, the capitalized amount thereof determined in accordance with GAAP.

   "Bankruptcy Law" means title 11 of the United States Code, as amended, or any similar federal or state law for the relief of debtors.

   "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of or in such Person's capital stock or other equity interests, and options, rights or warrants to purchase such capital stock or other equity interests, whether now outstanding or issued after the Issue Date, including, without limitation, all Disqualified Stock and Preferred Stock.

   "Capitalized Lease Obligations" of any Person means the obligations of such Person to pay rent or other amounts under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such obligations will be the capitalized amount thereof determined in accordance with GAAP.

   "Cash Equivalents" means:

     (1) U.S. dollars;

     (2) securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof having maturities of one year or less from the date of acquisition;

     (3) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million;

     (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) entered into with any financial institution meeting the qualifications specified in clause (3) above;

     (5) commercial paper rated P-1, A-1 or the equivalent thereof by Moody's Investors Service, Inc. or Standard & Poor's Ratings Group, respectively, and in each case maturing within six months after the date of acquisition; and

     (6) investments in money market funds substantially all of the assets of which consist of securities described in the foregoing clauses (1) through
  (5).

   "Change of Control" means

     (1) any sale, lease or other transfer (in one transaction or a series of transactions) of all or substantially all of the consolidated assets of the Company and its Restricted Subsidiaries to any Person (other than a Restricted Subsidiary); provided, however, that a transaction where the holders of all classes of Common Equity of the Company immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of Common Equity of such Person immediately after such transaction shall not be a Change of Control;

     (2) a "person" or "group" (within the meaning of Section 13(d) of the Exchange Act (other than (x) the Company or (y) Donald R. Horton, Terrill
  J. Horton, or their respective wives, children, grandchildren and other descendants, or any trust or other entity formed or controlled by any of such individuals)) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of Common Equity of the Company representing more than 50% of the voting power of the Common Equity of the Company;

     (3) Continuing Directors cease to constitute at least a majority of the Board of Directors of the Company; or

     (4) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; provided, however, that a liquidation or dissolution of the Company which is part of a transaction that does not constitute a Change of Control under the proviso contained in clause (1) above shall not constitute a Change of Control.

   "Common Equity" of any Person means Capital Stock of such Person that is generally entitled to (1) vote in the election of directors of such Person or
(2) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

   "Consolidated Adjusted Tangible Assets" of the Company as of any date means the Consolidated Tangible Assets of the Company and the Restricted Subsidiaries at the end of the fiscal quarter immediately preceding the date less any assets securing any Non-Recourse Indebtedness, as determined in accordance with GAAP.

   "Consolidated Cash Flow Available for Fixed Charges" means, for any period, on a consolidated basis for the Company and the Restricted Subsidiaries, Consolidated Net Income for such period plus (each to the extent deducted in calculating such Consolidated Net Income and determined in accordance with GAAP) the sum for such period, without duplication, of:

     (1) income taxes,

     (2) Consolidated Interest Expense,

     (3) depreciation and amortization expenses and other non-cash charges to earnings and

     (4) interest and financing fees and expenses which were previously capitalized and which are amortized to cost of sales, minus all other non-cash items (other than the receipt of notes receivable) increasing such Consolidated Net Income.

   "Consolidated Fixed Charge Coverage Ratio" means, with respect to any determination date, the ratio of (x) Consolidated Cash Flow Available for Fixed Charges for the prior four full fiscal quarters (the "Four Quarter Period") for which financial results have been reported immediately preceding the determination date (the "Transaction Date"), to (y) the aggregate Consolidated Interest Incurred for the Four Quarter Period. For purposes of this definition, "Consolidated Cash Flow Available for Fixed Charges" and "Consolidated Interest Incurred" shall be calculated after giving effect on a pro forma basis for the period of such calculation to

     (1) the incurrence or the repayment, repurchase, defeasance or other discharge or the assumption by another Person that is not an Affiliate (collectively, "repayment") of any Indebtedness of the Company or any Restricted Subsidiary (and the application of the proceeds thereof) giving rise to the need to make such calculation, and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), at any time on or after the first day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period, except that Indebtedness under revolving credit facilities shall be deemed to be the average daily balance of such Indebtedness during the Four Quarter Period (as reduced on such pro forma basis by the application of any proceeds of the incurrence of Indebtedness giving rise to the need to make such calculation);

     (2) any Asset Disposition or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or any Restricted Subsidiary (including any Person that becomes a Restricted Subsidiary as a result of any such Asset Acquisition) incurring Acquired Indebtedness at any time on or after the first day of the Four Quarter Period and on or prior to the Transaction Date), as if such Asset Disposition or Asset Acquisition (including the incurrence or repayment of any such Indebtedness) and the inclusion, notwithstanding clause (2) of the definition of "Consolidated Net Income," of any Consolidated Cash Flow Available for Fixed Charges associated with such Asset Acquisition as if it occurred on the first day of the Four Quarter Period; provided, however, that the Consolidated Cash Flow Available for Fixed Charges associated with any Asset Acquisition shall not be included to the extent the net income so associated would be excluded pursuant to the definition of "Consolidated Net Income," other than clause (2) thereof, as if it applied to the Person or assets involved before they were acquired; and

     (3) the Consolidated Cash Flow Available for Fixed Charges and the Consolidated Interest Incurred attributable to discontinued operations, as determined in accordance with GAAP, shall be excluded.

     Furthermore, in calculating "Consolidated Cash Flow Available for Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio,"

       (a) interest on Indebtedness in respect of which a pro forma calculation is required that is determined on a fluctuating basis as of the Transaction Date (including Indebtedness actually incurred on the Transaction Date) and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and

       (b) notwithstanding clause (a) above, interest on such Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Protection Agreements, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

   "Consolidated Interest Expense" of the Company for any period means the Interest Expense of the Company and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

   "Consolidated Interest Incurred" for any period means the Interest Incurred of the Company and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

   "Consolidated Net Income" for any period means the aggregate net income (or loss) of the Company and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided that there will be excluded from such net income (loss) (to the extent otherwise included therein), without duplication:

     (1) the net income (or loss) of (x) any Unrestricted Subsidiary (other than a Mortgage Subsidiary) or (y) any Person (other than a Restricted Subsidiary) in which any Person other than the Company or any Restricted Subsidiary has an ownership interest, except, in each case, to the extent that any such income has actually been received by the Company or any Restricted Subsidiary in the form of cash dividends or similar cash distributions during such period, which dividends or distributions are not in excess of the Company's or such Restricted Subsidiary's (as applicable) pro rata share of such Unrestricted Subsidiary's or such other Person's net income earned during such period,

     (2) except to the extent includable in Consolidated Net Income pursuant to the foregoing clause (1), the net income (or loss) of any Person that accrued prior to the date that (a) such Person becomes a Restricted Subsidiary or is merged with or into or consolidated with the Company or any of its Restricted Subsidiaries (except, in the case of an Unrestricted Subsidiary that is redesignated a Restricted Subsidiary during such period, to the extent of its retained earnings from the beginning of such period to the date of such redesignation) or (b) the assets of such Person are acquired by the Company or any Restricted Subsidiary,

     (3) the net income of any Restricted Subsidiary to the extent that (but only so long as) the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of that income is not permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary during such period,

     (4) the gains or losses, together with any related provision for taxes, realized during such period by the Company or any Restricted Subsidiary resulting from (a) the acquisition of securities, or extinguishment of Indebtedness, of the Company or any Restricted Subsidiary or (b) any Asset Disposition by the Company or any Restricted Subsidiary,

     (5) any extraordinary gain or loss together with any related provision for taxes, realized by the Company or any Restricted Subsidiary, and

     (6) any non-recurring expense recorded by the Company or any Restricted Subsidiary in connection with a merger accounted for as a "pooling-of-interests" transaction;

provided, further, that for purposes of calculating Consolidated Net Income solely as it relates to clause (3) of the first paragraph of the "Limitations on Restricted Payments" covenant, clause (4)(b) above shall not be applicable.

   "Consolidated Net Worth" of any Person as of any date means the stockholders' equity (including any Preferred Stock that is classified as equity under GAAP, other than Disqualified Stock) of such Person and its Restricted Subsidiaries on a consolidated basis at the end of the fiscal quarter immediately preceding such date, as determined in accordance with GAAP, less any amount attributable to Unrestricted Subsidiaries.

   "Consolidated Tangible Assets" of the Company as of any date means the total amount of assets of the Company and its Restricted Subsidiaries (less applicable reserves) on a consolidated basis at the end of the fiscal quarter immediately preceding such date, as determined in accordance with GAAP, less
(1) Intangible Assets and (2) appropriate adjustments on account of minority interests of other Persons holding equity investments in Restricted Subsidiaries.

   "Continuing Director" means a director who either was a member of the Board of Directors of the Company on the date of the Indenture or who became a director of the Company subsequent to such date and whose election, or nomination for election by the Company's stockholders, was duly approved by a majority of the Continuing Directors on the Board of Directors of the Company at the time of such approval, either by a specific vote or by approval of the proxy statement issued by the Company on behalf of the entire Board of Directors of the Company in which such individual is named as nominee for director.

   "control", when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

   "Credit Facilities" means, collectively, each of the credit facilities and guidance lines of credit of the Company or one or more Restricted Subsidiaries in existence on the date of the Indenture and one or more other facilities or guidance lines of credit among or between the Company or one or more Restricted Subsidiaries and one or more lenders pursuant to which the Company or any Restricted Subsidiary may incur indebtedness for working capital and general corporate purposes (including acquisitions), as any such facility or line of credit may be amended, restated, supplemented or otherwise modified from time to time, and includes any agreement extending the maturity of, increasing the amount of, or restructuring, all or any portion of the Indebtedness under such facility or line of credit or any successor facilities or lines of credit and includes any facility or line of credit with one or more lenders refinancing or replacing all or any portion of the Indebtedness under such facility or line of credit or any successor facility or line of credit.

   "Currency Agreement" of any Person means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect such Person or any of its Subsidiaries against fluctuations in currency values.

   "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

   "Default" means any event, act or condition that is, or after notice or the passage of time or both would be, an Event of Default.

   "Designation Amount" has the meaning provided in the definition of Unrestricted Subsidiary.

   "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final maturity date of the Notes or (2) is convertible into or exchangeable or exercisable for (whether at the option of the issuer or the holder thereof) (a) debt securities or (b) any Capital Stock referred to in (1) above, in each case, at any time prior to the final maturity date of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof (or the holders of any security into or for which such Capital Stock is convertible, exchangeable or exercisable) the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of a change in control occurring prior to the final maturity date of the Notes shall not constitute Disqualified Stock if the change in control provisions applicable to such Capital Stock are no more favorable to such holders than the provisions described under the caption "Certain Covenants--Repurchase of Notes upon Change of Control" and such Capital Stock specifically provides that the Company will not repurchase or redeem any such Capital Stock pursuant to such provisions prior to the Company's repurchase of the Notes as are required pursuant to the provisions described under the caption "Certain Covenants-- Repurchase of Notes upon Change of Control."

   "Event of Default" has the meaning set forth in "Events of Default."

   "Fair Market Value" means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) that would be negotiated in an arm's-length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction, as such price is determined in good faith by the Board of Directors of the Company or a duly authorized committee thereof, as evidenced by a resolution of such Board or committee.

   "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United Suites, as in effect on the date of the Indenture.

   "Guarantee" means the guarantee of the Notes by each Guarantor under the Indenture.

   "Guarantors" means (i) initially, each of:

    DRHI, Inc., a Delaware corporation;
    Meadows I, Ltd., a Delaware corporation;
    Meadows II, Ltd., a Delaware corporation;
    Meadows IX, Inc., a New Jersey corporation;
    Meadows X, Inc., a New Jersey corporation;
    D.R. Horton, Inc.--Minnesota, a Delaware corporation;
    D.R. Horton, Inc.--Greensboro, a Delaware corporation;

    D.R. Horton, Inc.--Birmingham, an Alabama corporation;

    D.R. Horton, Inc.--New Jersey, a Delaware corporation;
    D.R. Horton, Inc.--Torrey, a Delaware corporation;
    DRH Construction, Inc., a Delaware corporation;
    D.R. Horton, Inc.--Louisville, a Delaware corporation;
    D.R. Horton, Inc.--Denver, a Delaware corporation;

    D.R. Horton San Diego Holding Company, Inc., a California corporation; D.R. Horton Los Angeles Holding Company, Inc., a California
     corporation;
    D.R. Horton Los Angeles Management Company, Inc., a California
     corporation;
    D.R. Horton San Diego Management Company, Inc., a California
     corporation;
    S. G. Torrey Atlanta, Ltd., a Georgia corporation;
    SGS Communities at Grande Quay, L.L.C., a New Jersey limited liability company;

    D.R. Horton Management Company, Ltd., a Texas limited partnership; D.R. Horton-Texas, Ltd., a Texas limited partnership;
    D.R. Horton, Inc.--Sacramento, a California corporation;
    DRH Cambridge Homes, Inc., a California corporation (formerly D.R.
     Horton Sacramento Management Company, Inc.);
    C. Richard Dobson Builders, Inc., a Virginia corporation;
    Land Development, Inc., a Virginia corporation;

    DRH Tucson Construction, Inc., a Delaware corporation;
    Continental Homes, Inc., a Delaware corporation;

    KDB Homes, Inc., a Delaware corporation;
    L&W Investments, Inc., a California corporation;
    Continental Ranch, Inc., a Delaware corporation;
    Continental Homes of Florida, Inc., a Florida corporation;
    CHI Construction Company, an Arizona corporation;
    CHTEX of Texas, Inc., a Delaware corporation;
    CH Investments of Texas, Inc., a Delaware corporation;

    Continental Homes of Texas, L.P., a Texas limited partnership (formerly
     Continental Homes of Austin, L.P., a Texas limited partnership);


    D.R. Horton, Inc.--Portland, a Delaware corporation;

and (ii) each of the Company's Subsidiaries which becomes a guarantor of the Notes pursuant to the provisions of the Indenture.

   "Holder" means the Person in whose name a Note is registered in the books of the Registrar for the Notes.

   "Indebtedness" of any Person means, without duplication,

     (1) any liability of such Person (a) for borrowed money or under any reimbursement obligation relating to a letter of credit or other similar instruments (other than standby letters of credit or similar instrument issued for the benefit of or surety, performance, completion or payment bonds, earnest money notes or similar purpose undertakings or indemnifications issued by, such Person in the ordinary course of business), (b) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any businesses, properties or assets of any kind or with services incurred in connection with capital expenditures (other than any obligation to pay a contingent purchase price which, as of the date of incurrence thereof is not required to be recorded as a liability in accordance with GAAP), or (c) in respect of Capitalized Lease Obligations (to the extent of the Attributable Debt in respect thereof),

     (2) any Indebtedness of others that such Person has guaranteed to the extent of the guarantee,

     (3) to the extent not otherwise included, the obligations of such Person under Currency Agreements or Interest Protection Agreements to the extent recorded as liabilities not constituting Interest Incurred, net of amounts recorded as assets in respect of such agreements, in accordance with GAAP, and

     (4) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

provided, that Indebtedness shall not include accounts payable, liabilities to trade creditors of such Person or other accrued expenses arising in the ordinary course of business. The amount of Indebtedness of any Person at any date shall be (a) the outstanding balance at such date of all unconditional obligations as described above, net of any unamortized discount to be accounted for as Interest Expense, in accordance with GAAP, (b) the maximum liability of such Person for any contingent obligations under clause (2) above at such date, net of any unamortized discount to be accounted for as Interest Expense in accordance with GAAP, and (c) in the case of clause (4) above, the lesser of
(x) the fair market value of any asset subject to a Lien securing the Indebtedness of others on the date that the Lien attaches and (y) the amount of the Indebtedness secured.

   "Intangible Assets" of the Company means all unamortized debt discount and expense, unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, write-ups of assets over their prior carrying value (other than write-ups which occurred prior to the Issue Date and other than, in connection with the acquisition of an asset, the write-up of the value of such asset (within one year of its acquisition) to its fair market value in accordance with GAAP) and all other items which would be treated as intangible on the consolidated balance sheet of the Company and the Restricted Subsidiaries prepared in accordance with GAAP.

   "Interest Expense" of any Person for any period means, without duplication, the aggregate amount of (i) interest which, in conformity with GAAP, would be set opposite the caption "interest expense" or any like caption on an income statement for such Person (including, without limitation, imputed interest included in Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs (but reduced by net gains) associated with Currency Agreements and Interest Protection Agreements, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other noncash interest expense other than interest and other charges amortized to cost of sales), and
(ii) all interest actually paid by the Company or a Restricted Subsidiary under any guarantee of Indebtedness (including, without limitation, a guarantee of principal, interest or any combination thereof) of any Person other than the Company or any Restricted Subsidiary during such period; provided, that Interest Expense shall exclude any expense associated with the complete write-off of financing fees and expenses in connection with the repayment of any Indebtedness.

   "Interest Incurred" of any Person for any period means, without duplication, the aggregate amount of (1) Interest Expense and (2) all capitalized interest and amortized debt issuance costs.

   "Interest Protection Agreement" of any Person means any interest rate swap agreement, interest rate collar agreement, option or futures contract or other similar agreement or arrangement designed to protect such Person or any of its Subsidiaries against fluctuations in interest rates with respect to Debt permitted to be incurred under the Indenture.

   "Investment Grade" shall mean BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such ratings by S&P or Moody's.

   "Investments" of any Person means (i) all investments by such Person in any other Person in the form of loans, advances or capital contributions, (ii) all guarantees of Indebtedness or other obligations of any other Person by such Person, (iii) all purchases (or other acquisitions for consideration) by such Person of Indebtedness, Capital Stock or other securities of any other Person and (iv) all other items that would be classified as investments in any other Person (including, without limitation, purchases of assets outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP.

   "Issue Date" means the date on which the Notes are originally issued under the Indenture.

   "Lien" means, with respect to any Property, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such Property. For purposes of this definition, a Person shall be deemed to own, subject to a Lien, any Property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such Property.

   "Marketable Securities" means (a) equity securities that are listed on the New York Stock Exchange, the American Stock Exchange or The Nasdaq National Market and (b) debt securities that are rated by a nationally recognized rating agency, listed on the New York Stock Exchange or the American Stock Exchange or covered by at least two reputable market makers.

   "Moody's" means Moody's Investors Service, Inc. or any successor to its debt rating business.

   "Mortgage Subsidiary" means any Subsidiary of the Company substantially all of whose operations consist of the mortgage lending business.

   "Net Cash Proceeds" means, with respect to an Asset Disposition, cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise (including any cash received upon sale or disposition of such note or receivable), but only as and when received), excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the Property disposed of in such Asset Disposition or received in any other non-cash form unless and until such non-cash consideration is converted into cash therefrom, in each case, net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state and local taxes required to be accrued as a liability under GAAP as a consequence of such Asset Disposition, and in each case net of a reasonable reserve for the after-tax cost of any indemnification or other payments (fixed and contingent) attributable to the seller's indemnities or other obligations to the purchaser undertaken by the Company or any of its Restricted Subsidiaries in connection with such Asset Disposition, and net of all payments made on any Indebtedness which is secured by or relates to such Property, in accordance with the terms of any Lien or agreement upon or with respect to such Property or which must by its terms or by applicable law be repaid out of the proceeds from such Asset Disposition, and net of all contractually required distributions and payments made to minority interest holders in Restricted Subsidiaries or joint ventures as a result of such Asset Disposition.

   "Non-Recourse Indebtedness" with respect to any Person means Indebtedness of such Person for which (1) the sole legal recourse for collection of principal and interest on such Indebtedness is against the specific property identified in the instruments evidencing or securing such Indebtedness and such property was acquired with the proceeds of such Indebtedness or such Indebtedness was incurred within 90 days after the acquisition of such property and (2) no other assets of such Person may be realized upon in collection of principal or interest on such Indebtedness. Indebtedness which is otherwise Non-Recourse Indebtedness will not lose its character as Non-Recourse Indebtedness because there is recourse to the borrower, any guarantor or any other Person for (a) environmental warranties and indemnities, or (b) indemnities for and liabilities arising from fraud, misrepresentation, misapplication or non-payment of rents, profits, insurance and condemnation proceeds and other sums actually received by the borrower from secured assets to be paid to the lender, waste and mechanics' liens.

   "Permitted Indebtedness" means

     (1) Indebtedness under Credit Facilities which does not exceed $675 million principal amount outstanding at any one time;

     (2) Indebtedness in respect of obligations of the Company and its Subsidiaries to the trustees under indentures for debt securities;

     (3) intercompany debt obligations of the Company to any Restricted Subsidiary and of any Restricted Subsidiary to the Company or any other Restricted Subsidiary; provided, however, that any Indebtedness of any Restricted Subsidiary or the Company owed to any Restricted Subsidiary that ceases to be a Restricted Subsidiary shall be deemed to be incurred and shall be treated as an incurrence for purposes of the first paragraph of the covenant described under "Limitations on Indebtedness" at the time the Restricted Subsidiary in question ceases to be a Restricted Subsidiary;

     (4) Indebtedness of the Company or any Restricted Subsidiary under any Currency Agreements or Interest Protection Agreements in a notional amount no greater than the payments due (at the time the related Currency Agreement or Interest Protection Agreement is entered into) with respect to the Indebtedness or currency being hedged;

     (5) Purchase Money Indebtedness;

     (6) Capitalized Lease Obligations;

     (7) obligations for, pledge of assets in respect of, and guaranties of, bond financings of political subdivisions or enterprises thereof in the ordinary course of business;

     (8) Indebtedness secured only by office buildings owned or occupied by the Company or any Restricted Subsidiary, which Indebtedness does not exceed $20 million aggregate principal amount outstanding at any one time;

     (9) Indebtedness under warehouse lines of credit, repurchase agreements and Indebtedness secured by mortgage loans and related assets of mortgage lending Subsidiaries in the ordinary course of a mortgage lending business; and

     (10) Indebtedness of the Company or any Restricted Subsidiary which, together with all other Indebtedness under this clause (10), does not exceed $30 million aggregate principal amount outstanding at any one time.

   "Permitted Investment" means

     (1) Cash Equivalents;

     (2) any Investment in the Company or any Restricted Subsidiary or any Person that becomes a Restricted Subsidiary as a result of such Investment or that is consolidated or merged with or into, or transfers all or substantially all of the assets of it or an operating unit or line of business to, the Company or a Restricted Subsidiary;

     (3) any receivables, loans or other consideration taken by the Company or any Restricted Subsidiary in connection with any asset sale otherwise permitted by the Indenture;

     (4) Investments received in connection with any bankruptcy or reorganization proceeding, or as a result of foreclosure, perfection or enforcement of any Lien or any judgment or settlement of any Person in exchange for or satisfaction of Indebtedness or other obligations or other property received from such Person, or for other liabilities or obligations of such Person created, in accordance with the terms of the Indenture;

     (5) Investments in Currency Agreements or Interest Protection Agreements described in the definition of Permitted Indebtedness;

     (6) any loan or advance to an executive officer or director of the Company or any Restricted Subsidiary made in the ordinary course of business; provided, however, that any such loan or advance exceeding $1 million shall have been approved by the Board of Directors of the Company or a committee thereof consisting of disinterested members;

     (7) Investments in joint ventures in a Real Estate Business with unaffiliated third parties in an aggregate amount at any time outstanding not to exceed 10% of Consolidated Tangible Assets at such time;

     (8) Investments in interests in issuances of collateralized mortgage obligations, mortgages, mortgage loan servicing or other mortgage related assets; and

     (9) Investments in an aggregate amount outstanding not to exceed $75 million.

   "Permitted Liens" means:

     (1) Liens for taxes, assessments or governmental or quasi-government charges or claims that (a) are not yet delinquent, (b) are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been established or other provisions have been made in accordance with GAAP, if required, or (c) encumber solely property abandoned or in the process of being abandoned,

     (2) statutory Liens of landlords and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other Liens imposed by law and arising in the ordinary course of business and with respect to amounts that, to the extent applicable, either (a) are not yet delinquent or (b) are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been established or other provisions have been made in accordance with GAAP, if required,

     (3) Liens (other than any Lien imposed by the Employer Retirement Income Security Act of 1974, as amended) incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security,

     (4) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, development obligations, progress payments, government contacts, utility services, developer's or other obligations to make on-site or off-site improvements and other obligations of like nature (exclusive of obligations for the payment of borrowed money but including the items referred to in the parenthetical in clause (1)(a) of the definition of "Indebtedness"), in each case incurred in the ordinary course of business of the Company and the Restricted Subsidiaries,

     (5) attachment or judgment Liens not giving rise to a Default or an Event of Default,

     (6) easements, dedications, assessment district or similar liens in connection with municipal or special district financing, rights-of-way, restrictions, reservations and other similar charges, burdens, and other similar charges or encumbrances not materially interfering with the ordinary course of business of the Company and the Restricted Subsidiaries,

     (7) zoning restrictions, licenses, restrictions on the use of real property or minor irregularities in title thereto, which do not materially impair the use of such real property in the ordinary course of business of the Company and the Restricted Subsidiaries,

     (8) Liens securing Indebtedness incurred pursuant to clause (8) or (9) of the definition of Permitted Indebtedness,

     (9) Liens securing Indebtedness of the Company or any Restricted Subsidiary permitted to be incurred under the Indenture; provided, that the aggregate amount of all consolidated Indebtedness of the Company and the Restricted Subsidiaries (including, with respect to Capitalized Lease Obligations, the Attributable Debt in respect thereof) secured by Liens (other than Non-Recourse Indebtedness and Indebtedness incurred pursuant to clause (9) of the definition of Permitted Indebtedness) shall not exceed 40% of Consolidated Adjusted Tangible Assets at any one time outstanding (after giving effect to the incurrence of such Indebtedness and the use of the proceeds thereof),

     (10) Liens securing Non-Recourse Indebtedness of the Company or any Restricted Subsidiary; provided, that such Liens apply only to the property financed out of the net proceeds of such Non-Recourse Indebtedness within 90 days after the incurrence of such Non-Recourse Indebtedness,

     (11) Liens securing Purchase Money Indebtedness; provided that such Liens apply only to the property acquired, constructed or improved with the proceeds of such Purchase Money Indebtedness within 90 days after the incurrence of such Purchase Money Indebtedness,

     (12) Liens on property or assets of the Company or any Restricted Subsidiary securing Indebtedness of the Company or any Restricted Subsidiary owing to the Company or one or more Restricted Subsidiaries,

     (13) leases or subleases granted to others not materially interfering with the ordinary course of business of the Company and the Restricted Subsidiaries,

     (14) purchase money security interests (including, without limitation, Capitalized Lease Obligations); provided, that such Liens apply only to the Property acquired and the related Indebtedness is incurred within 90 days after the acquisition of such Property,

     (15) any right of first refusal, right of first offer, option, contract or other agreement to sell an asset; provided, that such sale is not otherwise prohibited under the Indenture,

     (16) any right of a lender or lenders to which the Company or a Restricted Subsidiary may be indebted to offset against, or appropriate and apply to the payment of such, Indebtedness any and all balances, credits, deposits, accounts or money of the Company or a Restricted Subsidiary with or held by such lender or lenders or its Affiliates,

     (17) any pledge or deposit of cash or property in conjunction with obtaining surety, performance, completion or payment bonds and letters of credit or other similar instruments or providing earnest money obligations, escrows or similar purpose undertakings or indemnifications in the ordinary course of business of the Company and its Restricted Subsidiaries,

     (18) Liens for homeowner and property owner association developments and assessments,

     (19) Liens securing Refinancing Indebtedness; provided, that such Liens extend only to the assets securing the Indebtedness being refinanced, and

     (20) Liens incurred in the ordinary course of business as security for the obligations of the Company and its Restricted Subsidiaries with respect to indemnification in respect of title insurance providers.

   "Person" means any individual, corporation, partnership, limited liability company, joint venture, incorporated or unincorporated association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

   "Preferred Stock" of any Person means all Capital Stock of such Person which has a preference in liquidation or with respect to the payment of dividends.

   "Property" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person, whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

   "Public Equity Offering" means an underwritten public offering of Common Equity of the Company pursuant to an effective registration statement filed under the Securities Act (excluding registration statements filed on Form S-8 or any successor form).

   "Purchase Money Indebtedness" means Indebtedness of the Company or any Restricted Subsidiary incurred for the purpose of financing all or any part of the purchase price, or the cost of construction or improvement, of any property to be used in the ordinary course of business by the Company and the Restricted Subsidiaries; provided, however, that (1) the aggregate principal amount of such Indebtedness shall not exceed such purchase price or cost and (2) such Indebtedness shall be incurred no later than 90 days after the acquisition of such property or completion of such construction or improvement.

   "Qualified Stock" means Capital Stock of the Company other than Disqualified Stock.

   "Rating Agencies" shall mean (1) S&P and (2) Moody's.

   "Real Estate Business" means homebuilding, housing construction, real estate development or construction and related real estate activities, including the provision of mortgage financing or title insurance.

   "Refinancing Indebtedness" means Indebtedness (to the extent not Permitted Indebtedness) that refunds, refinances or extends any Indebtedness of the Company or any Restricted Subsidiary (to the extent not Permitted Indebtedness) outstanding on the Issue Date or other Indebtedness (to the extent not Permitted Indebtedness) permitted to be incurred by the Company or any Restricted Subsidiary pursuant to the terms of the Indenture, but only to the extent that

     (1) the Refinancing Indebtedness is subordinated to the Notes or the Guarantees, as the case may be, to the same extent as the Indebtedness being refunded, refinanced or extended, if at all,

     (2) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Indebtedness being refunded, refinanced or extended or (b) after the maturity date of the Notes,

     (3) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Notes has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the portion of the Indebtedness being refunded, refinanced or extended that is scheduled to mature on or prior to the maturity date of the Notes, and

     (4) such Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the aggregate principal amount then outstanding under the Indebtedness being refunded, refinanced or extended.

   "Restricted Payment" means any of the following:

     (1) the declaration or payment of any dividend or any other distribution on Capital Stock of the Company or any Restricted Subsidiary or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any Restricted Subsidiary (other than (a) dividends or distributions payable solely in Qualified Stock and (b) in the case of Restricted Subsidiaries, dividends or distributions payable to the Company or to a Restricted Subsidiary);

     (2) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any Restricted Subsidiary (other than a payment made to the Company or any Restricted Subsidiary); and

     (3) any Investment (other than any Permitted Investment), including any Investment in an Unrestricted Subsidiary (including by the designation of a Subsidiary of the Company as an Unrestricted Subsidiary).

   "Restricted Subsidiary" means any Subsidiary of the Company which is not an Unrestricted Subsidiary.

   "S&P" means Standard and Poor's Ratings Group or any successor to its debt rating business.

   "Significant Subsidiary" means any Subsidiary of the Company which would constitute a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X under the Securities Act and the Exchange Act.

   "Subsidiary" of any Person means any corporation or other entity of which a majority of the Capital Stock having ordinary voting power to elect a majority of the Board of Directors or other persons performing similar functions is at the time directly or indirectly owned or controlled by such Person.

   "Trustee" means the party named as such above until a successor replaces such party in accordance with the applicable provisions of the Indenture and thereafter means the successor serving hereunder.

   "Unrestricted Subsidiary" means any Subsidiary of the Company so designated by a resolution adopted by the Board of Directors of the Company or a duly authorized committee thereof as provided below; provided that (a) the holders of Indebtedness thereof do not have direct or indirect recourse against the Company or any Restricted Subsidiary, and neither the Company nor any Restricted Subsidiary otherwise has liability for, any payment obligations in respect of such Indebtedness (including any undertaking, agreement or instrument evidencing such Indebtedness), except, in each case, to the extent that the amount thereof constitutes a Restricted Payment permitted by the Indenture, in the case of Non-Recourse Indebtedness, to the extent such recourse or liability is for the matters discussed in the last sentence of the definition of "Non-Recourse Indebtedness," or to the extent such Indebtedness is a guarantee by such Subsidiary of Indebtedness of the Company or a Restricted Subsidiary and (b) no holder of any Indebtedness of such Subsidiary shall have a right to declare a default on such Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity as a result of a default on any Indebtedness of the Company or any Restricted Subsidiary.

   Subject to the foregoing, the Board of Directors of the Company or a duly authorized committee thereof may designate any Subsidiary to be an Unrestricted Subsidiary; provided, however, that (1) the net amount (the "Designation Amount") then outstanding of all previous Investments by the Company and the Restricted Subsidiaries in such Subsidiary will be deemed to be a Restricted Payment at the time of such designation and will reduce the amount available for Restricted Payments under the "Limitations on Restricted Payments" covenant set forth in the Indenture, to the extent provided therein,
(2) the Company must be permitted under the "Limitations on Restricted Payments" covenant set forth in the Indenture to make the Restricted Payment deemed to have been made pursuant to clause (1), and (3) after giving effect to such designation, no Default or Event of Default shall have occurred or be continuing. In accordance with the foregoing, and not in limitation thereof, Investments made by any Person in any Subsidiary of such Person prior to such Person's merger with the Company or any Restricted Subsidiary (but not in contemplation or anticipation of such merger) shall not be counted as an Investment by the Company or such Restricted Subsidiary if such Subsidiary of such Person is designated as an Unrestricted Subsidiary.

   The Board of Directors of the Company or a duly authorized committee thereof may also redesignate an Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that (1) the Indebtedness of such Unrestricted Subsidiary as of the date of such redesignation could then be incurred under the "Limitations on

Indebtedness" covenant and (2) immediately after giving effect to such redesignation and the incurrence of any such additional Indebtedness, the Company and the Restricted Subsidiaries could incur $1.00 of additional Indebtedness under the first paragraph of the "Limitations on Indebtedness" covenant. Any such designation or redesignation by the Board of Directors of the Company or a committee thereof will be evidenced to the Trustee by the filing with the Trustee of a certified copy of the resolution of the Board of Directors of the Company or a committee thereof giving effect to such designation or redesignation and an Officers' Certificate certifying that such designation or redesignation complied with the foregoing conditions and setting forth the underlying calculations of such Officers' Certificate. The designation of any Person as an Unrestricted Subsidiary shall be deemed to include a designation of all Subsidiaries of such Person as Unrestricted Subsidiaries; provided, however, that the ownership of the general partnership interest (or a similar member's interest in a limited liability company) by an Unrestricted Subsidiary shall not cause a Subsidiary of the Company of which more than 95% of the equity interest is held by the Company or one or more Restricted Subsidiaries to be deemed an Unrestricted Subsidiary.

   "Weighted Average Life to Maturity" means, when applied to any Indebtedness or portion thereof at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including, without limitation, payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by
(ii) the sum of all such payments described in clause (i)(a) above.

Book Entry, Delivery and Form

   The Notes will be issued in the form of a fully registered Global Note (the "Global Note"). The Global Note will be deposited on or about the Issue Date with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").

   The Depositary is a limited-purpose trust company which was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

   The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Note, the Depositary will credit the accounts of Participants designated by the Underwriters with portions of the principal amount of the Global Note and (ii) ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes will be limited to such extent.

   So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole owner or holder of such Notes outstanding under the Indenture. Except as provided below, owners of Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form, and will not be considered the Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a Person having a beneficial interest in Notes represented by the Global Note to pledge such interest to Persons or entities that do not participate in the Depositary's system or to otherwise take actions in respect of such interest may be affected by the lack of a physical certificate evidencing such interest.

   Neither the Company, the Trustee, the Paying Agent nor the Notes Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such Notes.

   Payments in respect of the principal, premium, if any, and interest on any Notes registered in the name of a Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of such Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, and interest).

   The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owner of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

   As long as the Notes are represented by a Global Note, the Depositary's nominee will be the holder of the Notes and therefore will be the only entity that can exercise a right to repayment or repurchase of the Notes. See "Covenants--Repurchase of Notes Upon a Change of Control" and "--Limitations on Dispositions of Assets." Notice by Participants or Indirect Participants or by owners of beneficial interests in a Global Note held through such Participants or Indirect Participants of the exercise of the option to elect repayment of beneficial interests in Notes represented by a Global Note must be transmitted to the Depositary in accordance with its procedures on a form required by the Depositary and provided to Participants. In order to ensure that the Depositary's nominee will timely exercise a right to repayment with respect to a particular Note, the beneficial owner of such Note must instruct the broker or the Participant or Indirect Participant through which it holds an interest in such Note to notify the Depositary of its desire to exercise a right to repayment. Different firms have cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other Participant or Indirect Participant through which it holds an interest in a Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Depositary. The Company will not be liable for any delay in delivery of notices of the exercise of the option to elect repayment.

Certificated Securities

   Subject to certain conditions, any Person having a beneficial interest in the Global Note may, upon request to the Company or the Trustee, exchange such beneficial interest for Notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such Notes in the name of, and cause the same to be delivered to, such Person or Persons (or the nominee of any thereof). In addition, if (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or
(ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Securities under the Indenture, then, upon surrender by the relevant Global Note Holder of its Global Note, Notes in such form will be issued to each Person that such Global Note Holder and the Depositary identify as the beneficial owner of the related Notes.

   Neither the Company nor the Trustee shall be liable for any delay by the related Global Note Holder or the Depositary in identifying the beneficial owners of Notes and each such Person may conclusively rely on and shall be protected in relying on, instructions from the Global Note Holder or of the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

Same-Day Settlement and Payment

   The Indenture will require that payments in respect of the Notes (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holders. The Company expects that secondary trading in the Certificated Notes also will be settled in immediately available funds.

Transfer and Exchange

   A holder may transfer or exchange the Notes in accordance with the procedures set forth in the Indenture. The Registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar is not required to transfer or exchange any Note selected for redemption. Also, the Registrar is not required to transfer or exchange any Note for a period of 15 days before a selection of the Notes to be redeemed.

   The registered Holder of a Note will be treated as the owner of it for all purposes.

                                  UNDERWRITING

   Subject to the terms and conditions of our underwriting agreement with the guarantors and the underwriters named below, we have agreed to sell and each underwriter has severally agreed to purchase from us the principal amount of notes set forth opposite its name below:

                                                                Principal Amount
  Underwriters                                                      Of Notes
  ------------                                                  ----------------
Donaldson, Lufkin & Jenrette Securities Corporation............   $154,000,000
Salomon Smith Barney Inc.......................................    154,000,000
BT Alex. Brown Incorporated....................................     77,000,000
                                                                  ------------
  Total........................................................   $385,000,000
                                                                  ============

   The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all of the notes if any such notes are purchased.

   We have been advised by the underwriters that the underwriters propose to offer the notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of 0.250% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of 0.250% of the principal amount of the notes to certain other dealers. After the public offering, the public offer price, concession, discount and other selling terms may be changed by the underwriters.

   In connection with this offering and in compliance with applicable law, the underwriters may engage in transactions which stabilize or maintain the market price of the notes at levels above those which might otherwise prevail in the open market. Specifically, the underwriters may over-allot in connection with this offering creating a short position in the notes for their own accounts. For the purposes of covering a syndicate short position or stabilizing the price of the notes, the underwriters may place bids for the notes or effect purchases of the notes in the open market. Finally, the underwriters may impose a penalty bid whereby selling concessions allowed to syndicate members or other broker-dealers for distributing the notes in this offering may be reclaimed by the syndicate if the syndicate repurchases previously distributed notes in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the notes, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that they may be required to make in respect thereof.

   The underwriters have from time to time conducted investment banking services on our behalf for which they have received customary fees.

   The notes are a new issue of securities. There is no active public trading market for the notes. We have applied for listing of the notes on the New York Stock Exchange; however, there can be no assurance that the notes will be so listed. The underwriters have advised us that, if the notes are not listed on a securities exchange, they currently intend to make a market in the notes, but the underwriters are not obligated to do so and may discontinue any such market-making at any time. As a consequence, we cannot assure you that an active trading market will develop for your notes, that you will be able to sell your notes, or that, even if you can sell your notes, that you will be able to sell them at an acceptable price.

                                 LEGAL MATTERS

   Gibson, Dunn & Crutcher LLP of Dallas, Texas, will issue an opinion about the validity of the notes. Certain legal matters will be passed upon for the underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

PROSPECTUS

                                 $400,000,000

                               D.R. Horton, Inc.

                       Debt Securities, Preferred Stock
                                      and
                                 Common Stock

                               ----------------

   D.R. Horton, Inc., a Delaware corporation (the "Company"), may offer and issue from time to time (i) its debt securities ("Debt Securities"), which may be senior debt securities, senior subordinated debt securities or subordinated debt securities, (ii) shares of its Preferred Stock, par value $.10 per share ("Preferred Stock"), or (iii) shares of its Common Stock, par value $.01 per share ("Common Stock"). The Debt Securities, the guarantees thereof, if any, Preferred Stock and Common Stock are herein collectively referred to as the "Securities". The Securities may be offered in one or more separate classes or series, in amounts, at prices and on terms to be determined by market conditions at the time of sale and to be set forth in a supplement or supplements to this Prospectus (a "Prospectus Supplement"). Any Securities may be offered with other Securities or separately. Debt Securities or Preferred Stock may be exchangeable for or convertible into shares of Common Stock. The aggregate offering price of the Securities will not exceed $400,000,000.

   Certain terms of any Debt Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement including, without limitation, the specific designation, aggregate principal amount, purchase price, currency of payment, denomination, maturity, interest rate (which may be fixed or variable) and time of payment of interest (if any), guarantees thereof (if any), terms (if any) for the subordination, redemption, purchase or conversion thereof, listing (if any) on a securities exchange, additional or different covenants and events of default, and any other material terms of the Debt Securities. Certain terms of any Preferred Stock in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement including, without limitation, the specific designation, number of shares, liquidation preference, purchase price, dividends, voting, redemption and conversion provisions (if any), any listing on a securities exchange and any other material terms of the Preferred Stock. The purchase price of any Common Stock in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement. The Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to the Securities covered by the Prospectus Supplement.

   The Company's Common Stock is listed on the New York Stock Exchange under the symbol DHI.

                               ----------------

 THESE SECURITIES  HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY  THE SECURITIES
   AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES  COMMISSION NOR HAS THE
    COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  PASSED  UPON  THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
       CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

   The Securities may be sold on a negotiated or competitive bid basis to or through underwriters or dealers designated from time to time or to other purchasers directly or through agents designated from time to time (See "Plan of Distribution"). Certain terms of any offering and sale of the Securities, including, where applicable, the names of the underwriters, dealers or agents, if any, the principal amount or number of shares to be purchased, the purchase price of the Securities, the proceeds to the Company from such sale and any applicable commissions, discounts and other items constituting compensation of such underwriters, dealers or agents will also be set forth in an accompanying Prospectus Supplement.

   This Prospectus may not be used to consummate sale of securities unless accompanied by the applicable Prospectus Supplement.

                  The date of this Prospectus is July 1, 1998

                             AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Room 3190, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material is also available for inspection at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as the Company which file electronically with the Commission.

   The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. For further information with respect to the Company and such Securities, reference is made to the Registration Statement, including the documents and exhibits filed or incorporated as a part thereof. Statements contained in this Prospectus concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of all or any part of the Registration Statement, including exhibits thereto, may be obtained, upon payment of the prescribed fees, at the offices of the Commission as set forth above.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

   The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997; the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 1997 and March 31, 1998; the Company's Current Reports on Form 8-K (i) dated February 29, 1997 and filed with the Commission on March 13, 1997, (ii) dated December 19, 1997 and filed with the Commission on December 24, 1997, (iii) dated April 14, 1998 and filed with the Commission on April 14, 1998, (iv) dated April 20, 1998 and filed with the Commission on April 21, 1998, (v) dated April 20, 1998 and filed with the Commission on May 4, 1998, and (vi) dated June 5, 1998 and filed with the Commission on June 8, 1998; and pages two through eight ("Beneficial Ownership of Common Stock" through "Executive Compensation--Compensation Committee Interlocks and Insider Participation") and page eleven ("Executive Compensation--Transactions with Management") contained in the Company's Proxy Statement dated December 12, 1997 (relating to the 1998 Annual Meeting of Stockholders and incorporated into the Company's Annual Report on Form 10-K), are incorporated into this Prospectus by reference. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of any offering of the Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents.

   Any statement in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document which is incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

   The Company will provide, without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (not including exhibits to such documents unless such exhibits are specifically incorporated by reference in the information contained in this Prospectus). All such requests should be addressed to: D.R. Horton, Inc., 1901 Ascension Blvd., Suite 100, Arlington, Texas 76006,
Attention: Chief Financial Officer (telephone (817)856-8200).

   CERTAIN PERSONS PARTICIPATING IN ANY OFFERING OF SECURITIES MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF SUCH SECURITIES. FOR A DESCRIPTION OF ANY SUCH ACTIVITIES, SEE "UNDERWRITING" IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT.

                                  THE COMPANY

   The Company is a national homebuilder constructing and selling single-family homes in metropolitan areas of the Mid-Atlantic, Midwest, Southeast, Southwest and Western regions of the United States. The Company offers high-quality homes, designed principally for the entry-level and move-up market segments. The Company's homes generally range in size from 1,000 to 5,000 square feet and in price from $80,000 to $600,000, with an average sales price of approximately $156,200 for the year ended September 30, 1997, and approximately $149,800 for the six months ended March 31, 1998.

   The Company is one of the most geographically diversified homebuilders in the United States, with operating divisions in 23 states and 39 markets. These markets are Albuquerque, Atlanta, Austin, Birmingham, Charleston, Charlotte, Chicago, Cincinnati, Dallas/Fort Worth, Denver, Greensboro, Greenville, and Hilton Head, S.C., Houston, Jacksonville, Kansas City, Las Vegas, Los Angeles, Louisville, Ky. Minneapolis/St. Paul, Myrtle Beach, S.C., Nashville, New Jersey, Newport News, Va., Orlando, Pensacola, Phoenix, Portland, Ore., Raleigh/Durham, Richmond, Sacramento, Salt Lake City, San Antonio, San Diego, South Florida, St. Louis, Tucson, suburban Washington, D.C. and Wilmington, N.C.

   The Company was incorporated in Delaware on July 1, 1991, to acquire all of the assets and businesses of 25 predecessor companies, which were residential home construction and development companies owned or controlled by Donald R. Horton. Since July 1993, the Company has acquired several homebuilding companies. On April 20, 1998, the Company acquired Continental Homes Holding Corp. ("Continental"), a geographically diversified homebuilder, through the merger of Continental into the Company (the "Merger"). In the Merger, the Company issued approximately 15.5 million shares of the 53 million shares of its Common Stock which are outstanding, and Continental's outstanding convertible securities became convertible into an additional approximately 8.2 million shares of Common Stock. The Merger has been accounted for as a pooling of interests. Accordingly, this Prospectus describes the Company with Continental merged into the Company.

   The Company's principal executive offices are located at 1901 Ascension Blvd., Suite 100, Arlington, Texas 76006, and its telephone number is (817) 856-8200.

                                USE OF PROCEEDS

   Except as otherwise set forth in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, including, among other things, acquisition, development and construction of new residential properties, acquisition of companies in homebuilding and related businesses, and repayment of existing indebtedness.

                      RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth the Company's supplemental ratio of earnings to fixed charges for the five years ended September 30, 1997, and the six months ended March 31, 1997 and 1998:

                                                                          Six
                                                                        months
                                                                         ended
                                              Year ended September 30, March 31,
                                              ------------------------ ---------
                                              1993 1994 1995 1996 1997 1997 1998
                                              ---- ---- ---- ---- ---- ---- ----
Ratio (1)(2)................................. 2.8  3.0  2.5  3.2  2.9  2.8  2.6
                                              ===  ===  ===  ===  ===  ===  ===

----------------
(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of the sum of income from continuing operations before income taxes, interest amortized to cost of sales, interest expense and the portion of rent expense deemed to represent interest. Fixed charges consist of interest incurred, whether expensed or capitalized, including amortization of debt issuance costs, if applicable, and the portion of rent expense deemed to represent interest. To date, the Company has not issued any Preferred Stock; therefore, the ratios of earnings to combined fixed charges and preferred stock dividend requirements are the same as the ratios of earnings to fixed charges presented above.
(2) All financial amounts have been presented as if Continental and the Company had been combined for all periods presented. "Ratio of Earnings to Fixed Charges" includes Continental information for the years ended May 31, 1993 through 1996 combined with the Company's information for the fiscal years ended September 30, 1993 through 1996. For 1997, Continental's information has been conformed to the Company's fiscal year end of September 30.

                        DESCRIPTION OF DEBT SECURITIES

   The following sets forth certain general terms and provisions of each Indenture under which the Debt Securities are to be issued. The particular terms of the Debt Securities will be set forth in a Prospectus Supplement relating to such Debt Securities.

   The Debt Securities are to be issued under one or more Indentures, as amended or supplemented from time to time (the "Indenture"), to be entered into between the Company, the Guarantors (as defined below), if any, and American Stock Transfer & Trust Company, New York, New York, as trustee, (together with any other trustee(s) chosen by the Company, qualified to act as such under the Trust Indenture Act of 1939, as amended (the "TIA") and appointed in a supplemental indenture with respect to a particular series, the "Trustee"). The forms of Indentures have been filed as exhibits to the Registration Statement of which this Prospectus is a part and will be available for inspection at the corporate trust office of the Trustee, or as described above under "Available Information". The Indentures are subject to, and governed by, the TIA. The Company will execute an Indenture if and when the Company issues any Debt Securities. The statements made hereunder relating to the Indentures and the Debt Securities to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures (including those terms made a part of the Indenture by reference to the TIA) and such Debt Securities. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Indentures. References below to an "Indenture" are deemed to constitute a reference to the applicable Indenture under which a particular series of Debt Securities is issued.

General

   The Debt Securities will be unsecured obligations of the Company. The Debt Securities may be issued in one or more series. Specific terms of each series of Debt Securities will be contained in authorizing resolutions or a supplemental indenture relating to that series. There will be Prospectus Supplements relating to particular series of Debt Securities. Each Prospectus Supplement will describe, as to the Debt Securities to which it relates: (i) the title of the Debt Securities; (ii) any limit upon the aggregate principal amount of a series of Debt Securities which may be issued; (iii) the date or dates on which principal of the Debt Securities will be payable and the amount of principal which will be payable; (iv) the rate or rates (which may be fixed or variable) at which the Debt Securities will bear interest, if any, as well as the dates from which interest will accrue, the dates on which interest will be payable and the record date for the interest payable on any payment date;
(v) the currency or currencies in which principal, premium, if any, and interest, if any, will be paid; (vi) the place or places where principal, premium, if any, and interest, if any, on the Debt Securities will be payable and where Debt Securities which are in registered form can be presented for registration of transfer or exchange and the identification of any depositary or depositaries for any global debt securities; (vii) any provisions regarding the right of the Company to redeem or purchase Debt Securities or of holders to require the Company to redeem Debt Securities; (viii) the right, if any, of holders of the Debt Securities to convert them into stock or other securities of the Company, including any provisions intended to prevent dilution of the conversion rights or otherwise; (ix) any provisions by which the Company will be required or permitted to make payments to a sinking fund which will be used to redeem Debt Securities or a purchase fund which will be used to purchase Debt Securities; (x) the percentage of the principal amount at which Debt Securities will be issued and, if other than the full principal amount thereof, the percentage of the principal amount of the Debt Securities which is payable if maturity of the Debt Securities is accelerated because of a default; (xi) the terms, if any, upon which Debt Securities may be subordinated to other indebtedness of the Company; (xii) any additions to, modifications of or deletions from the terms of the Debt Securities with respect to Events of Default or covenants or other provisions set forth in the Indenture; and (xiii) any other material terms of the Debt Securities, which may be different than the terms set forth in this Prospectus.

   Each Prospectus Supplement will describe, as to the Debt Securities to which it relates, any guarantees (the "Guarantees") by certain direct and indirect subsidiaries of the Company which may guarantee the Debt Securities (the "Guarantors"), including the terms of subordination (if any) of any such Guarantee.

Events of Default and Remedies

   An Event of Default with respect to any series of Debt Securities is defined in the Indenture as being default in payment of the principal of or premium, if any, on any of the Debt Securities of such series; default for 30 days in payment of any installment of interest on any Debt Security of such series; default by the Company or any Guarantor for 60 days after notice in the observance or performance of any other covenants in the Indenture relating to such series; and certain events involving bankruptcy, insolvency or reorganization of the Company or certain Guarantors. The Indenture provides that the Trustee may withhold notice to the holders of any series of Debt Securities of any default (except a default in payment of principal, premium, if any, or interest, if any, with respect to such series of Debt Securities) if the Trustee considers it in the interest of the holders of such series of Debt Securities to do so.

   The Indenture provides that if any Event of Default has occurred and is continuing with respect to any series of Debt Securities, the Trustee or the holders of not less than 25% in principal amount of such series of Debt Securities then outstanding may declare the principal of all the Debt Securities of such series to be due and payable immediately. However, the holders of a majority in principal amount of the Debt Securities of such series then outstanding by written notice to the Trustee and the Company may waive any Event of Default (other than any Event of Default in payment of principal or interest) with respect to such series of Debt Securities. Holders of a majority in principal amount of the then outstanding Debt Securities of any series may rescind an acceleration with respect to such series and its consequences (except an acceleration due to nonpayment of principal or interest on such series) if the rescission would not conflict with any judgement or decree and if all existing Events of Default with respect to such series have been cured or waived.

   The holders of a majority in principal amount of the Debt Securities of any series then outstanding will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee with respect to such series, subject to certain limitations specified in the Indenture.

Defeasance of Indenture

   The Indenture permits the Company and the Guarantors to terminate all of their respective obligations under the Indenture as they relate to any particular series of Debt Securities, other than the obligation to pay interest, if any, on and the principal of the Debt Securities of such series and certain other obligations, at any time by (i) depositing in trust with the Trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal of and interest, if any, on the Debt Securities of such series to their maturity, and (ii) complying with certain other conditions, including delivery to the Trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of such right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

   In addition, the Indenture permits the Company and the Guarantors to terminate all of their respective obligations under the Indenture as they relate to any particular series of Debt Securities (including the obligations to pay interest, if any, on and the principal of the Debt Securities of such series and certain other obligations), at any time by (i) depositing in trust with the Trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal of and interest, if any, on the Debt Securities of such series to their maturity, and
(ii) complying with certain other conditions, including delivery to the Trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of such right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise, which opinion of counsel is based upon a change in the applicable federal tax law since the date of the Indenture.

Transfer and Exchange

   A holder will be able to transfer or exchange Debt Securities only in accordance with the provisions of the Indenture. The registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture.

Amendment, Supplement and Waiver

   Subject to certain exceptions, the Indenture, the Debt Securities or the Guarantees of a particular series may be amended or supplemented with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Debt Securities) of the holders of at least a majority in principal amount of the Debt Securities of such series then outstanding, and any existing Default under, or compliance with any provision of the Indenture relating to a particular series of Debt Securities may be waived (other than any continuing Default or Event of Default in the payment of interest on or the principal of such Debt Securities) with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Debt Securities) of the holders of a majority in principal amount of the Debt Securities of such series then outstanding. Without the consent of any holder, the Company and the Trustee may amend or supplement the Indenture, the Debt Securities or the Guarantees to cure any ambiguity, defect or inconsistency; to provide for uncertificated Debt Securities in addition to or in place of certificated Debt Securities; to make any change that does not adversely affect the legal rights of any holder; to create a series and establish its terms; or to delete a Guarantor which, in accordance with the terms of the Indenture, ceases to be liable on its Guarantee.

   Without the consent of each holder affected, the Company and the Trustee may not (i) reduce the amount of Debt Securities of such series whose holders must consent to an amendment, supplement or waiver, (ii) reduce the rate of or change the time for payment of interest, (iii) reduce the principal of or change the fixed maturity of any Debt Security or alter the provisions with respect to redemptions or mandatory offers to repurchase Debt Securities pursuant to certain covenants set forth in the Indenture, (iv) make any Debt Security payable in money other than that stated in the Debt Security, (v) modify the ranking or priority of the Debt Securities or any Guarantee, (vi) release any Guarantor from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the Indenture, or (vii) waive a continuing default in the payment of principal of or interest on the Debt Securities.

   The right of any holder to participate in any consent required or sought pursuant to any provision of the Indenture (and the obligation of the Company to obtain any such consent otherwise required from such holder) may be subject to the requirement that such holder shall have been the holder of record of any Debt Securities with respect to which such consent is required or sought as of a date identified by the Trustee in a notice furnished to holders in accordance with the terms of the Indenture.

Concerning the Trustee

   In the ordinary course of its business, American Stock Transfer and Trust Company, the Trustee, provides, and may continue to provide, service to the Company as (i) transfer agent for the Common Stock of the Company and (ii) trustee under an indenture relating to the Company's 8 3/8% Senior Notes due 2004. The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict or resign.

   The Indenture provides that in case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of its own affairs. The Trustee may refuse to perform any duty or exercise any right or power under the Indenture, unless it receives indemnity satisfactory to it against any loss, liability or expense.

Governing Law

   The Indenture, the Debt Securities and the Guarantees will be governed by the laws of the State of New York without giving effect to principles of conflict of laws.

                         DESCRIPTION OF CAPITAL STOCK

   The Company's authorized capital stock is 100,000,000 shares of Common Stock, $.01 par value, and 30,000,000 shares of Preferred Stock, $.10 par value. At June 26, 1998, 53,247,354 shares of Common Stock and no shares of Preferred Stock were outstanding.

Preferred Stock

   The Preferred Stock may be issued in series with any rights and preferences which may be authorized by the Company's Board of Directors. There will be Prospectus Supplements relating to particular series of Preferred Stock. Each Prospectus Supplement will describe, as to the Preferred Stock to which it relates: (i) the title of the Preferred Stock; (ii) any limit upon the number of shares of the series of Preferred Stock which may be issued; (iii) the preference, if any, to which holders of the series of Preferred Stock will be entitled upon liquidation of the Company; (iv) the date or dates on which the Company will be required or permitted to redeem the Preferred Stock; (v) the terms, if any, on which the Company or holders of the Preferred Stock will have the option to cause the Preferred Stock to be redeemed or purchased; (vi) the voting rights, if any, of the holders of the Preferred Stock; (vii) the dividends, if any, which will be payable with regard to the series of Preferred Stock (which may be fixed dividends or participating dividends and may be cumulative or non-cumulative); (viii) the right, if any, of holders of the Preferred Stock to convert it into another class of stock or securities of the Company, including provisions intended to prevent dilution of those conversion rights; (ix) any provisions by which the Company will be required or permitted to make payments to a sinking fund which will be used to redeem Preferred Stock or a purchase fund which will be used to purchase Preferred Stock; and (x) any other material terms of the Preferred Stock.

Common Stock

   Holders of shares of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. There are no cumulative voting rights with respect to the election of directors. Accordingly, the holder or holders of a majority of the outstanding shares of Common Stock will be able to elect the entire Board of Directors of the Company. Holders of Common Stock have no preemptive rights and are entitled to such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. The Common Stock is not entitled to any sinking fund, redemption or conversion provisions. On liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in the net assets of the Company remaining after the payment of all creditors and liquidation preferences of Preferred Stock, if any. The outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable. There will be a Prospectus Supplement relating to any offering of Common Stock offered by this Prospectus. The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York, which also serves as Trustee under the Indenture, and another indenture relating to the Company's 8 3/8% Senior Notes due 2004.

   The Company currently has the following provisions in its charter or bylaws which could be considered to be "anti-takeover" provisions: (i) an article in its charter prohibiting stockholder action by written consent; (ii) an article in its charter requiring the affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock to remove a director; (iii) a bylaw limiting the persons who may call special meetings of stockholders to the Board of Directors or a committee thereof so empowered by the Board, the bylaws or by law; and (iv) a bylaw providing time limitations for nominations for election to the Board of Directors or for proposing matters which can be acted upon at stockholders' meetings. These provisions may have the effect of delaying stockholder actions with respect to certain business combinations and the election of new members to the Board of Directors. As such, the provisions could have the effect of discouraging open market purchases of the Company's Common Stock because they may be considered disadvantageous by a stockholder who desires to participate in a business combination or elect a new director. Additionally, the issuance of Preferred Stock under certain circumstances could have the effect of delaying or preventing a change of control or other corporate action.

   The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" with the Company for three years following the date that person became an interested stockholder unless: (i) before that person became an interested stockholder, the Board of Directors of the Company approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding stock held by persons who are both directors and officers of the Company or by certain employee stock plans); or (iii) on or following the date on which that person became an interested stockholder, the business combination is approved by the Company's Board and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the Company (excluding shares held by the interested stockholder). A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder.

                             PLAN OF DISTRIBUTION

   The Securities may be sold (i) through agents, (ii) through underwriters,
(iii) through dealers, (iv) directly to purchasers (through a specific bidding or auction process or otherwise); or (v) through a combination of any such methods of sale. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices.

   Offers to purchase the Securities may be solicited by agents designated by the Company from time to time. Any such agent involved in the offer or sale of the Securities will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Securities so offered and sold.

   If an underwriter or underwriters are utilized in the sale of Securities, the Company will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, which may be in the form of discounts, concessions or commissions, if any, will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Securities.

   If a dealer is utilized in the sale of the Securities, the Company or an underwriter will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transactions will be set forth in the Prospectus Supplement relating thereto.

   Offers to purchase the Securities may be solicited directly by the Company and sales thereof may be made by the Company directly to institutional investors or others. The terms of any such sales, including the terms of any bidding or auction process, if utilized, will be described in the Prospectus Supplement relating thereto.

   Agents, underwriters and dealers may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution by the Company to payments they may be required to make in respect thereof. The terms and conditions of such indemnification or contribution will be described in the applicable Prospectus Supplement. Certain of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

                                 LEGAL MATTERS

   Gibson, Dunn & Crutcher LLP, Dallas, Texas has rendered an opinion (filed as an exhibit to the Registration Statement) with respect to the validity of the Securities being offered hereby. If certain legal matters in connection with offerings made by this Prospectus are passed on by counsel for the underwriters of an offering of those Securities, that counsel will be named in the Prospectus Supplement relating to that offering.

                                    EXPERTS

   The consolidated financial statements of D.R. Horton, Inc. appearing in D.R. Horton, Inc.'s Annual Report (Form 10-K) for the year ended September 30, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. The supplemental consolidated financial statements of D.R. Horton, Inc., included in the Company's Current Report on Form 8-K dated June 5, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference, which is based in part on the report of Arthur Andersen LLP, independent auditors. Such consolidated financial statements and supplemental consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

   The combined financial statements of S.G. Torrey Atlanta, Ltd. and Affiliates appearing in the Company's Current Report (Form 8-K) dated March 13, 1997, have been audited by Whittington, McLemore, Land, Davis & White, P.C., independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

   The financial statements incorporated by reference in this prospectus and elsewhere in the registration statement with respect to Continental Homes Holding Corp. for the years ended May 31, 1997 and 1996, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

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February 1, 1999


                                D.R. Horton, Inc.

                                $385,000,000

                         8% Senior Notes due 2009


                         ----------------------------

                             PROSPECTUS SUPPLEMENT

                         ----------------------------


Donaldson, Lufkin & Jenrette                               Salomon Smith Barney

                          Joint Bookrunning Managers

                                BT Alex. Brown


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No person has been authorized to give any information or to make any representations other than those contained in this prospectus supplement or the accompanying prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create an implication that there has been no change in our affairs since the date hereof or that the information contained in this prospectus supplement or the accompanying prospectus is correct as of any time subsequent to this date.

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